As filed with the Securities and Exchange Commission on June 23 , 2004
Registration No. 333-112353

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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AMENDMENT NO. 4
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
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HYTHIAM, INC.
(Exact name of registrant as specified in its charter)

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Delaware	8090	88-0464853
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
____________________

Hythiam, Inc.
11150 Santa Monica Boulevard, Suite 1500
Los Angeles, California 90025
(310) 444-4300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
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John C. Kirkland, Esq.
Greenberg Traurig, LLP
2450 Colorado Avenue, Suite 400E
Santa Monica, California 90404
(310) 586-7700

(Address, including zip code, and telephone number, including area code, of agent for service)
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Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
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The information in this preliminary prospectus is not complete and may be changed without notice. The Selling Shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and the Selling Shareholders are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale of these securities is not permitted.

SUBJECT TO COMPLETION, DATED ____________, 2004

PROSPECTUS
10,967,528 Shares

Common Stock
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This prospectus relates to the resale of up to 10,967,528 shares of common stock of Hythiam, Inc., a Delaware corporation, that the shareholders whom we refer to in this document as the “Selling Shareholders” may offer from time to time. As used in this prospectus, “Selling Shareholders” includes the Selling Shareholders named in the table under the section titled “Selling Shareholders” beginning on page 14 of this prospectus. The shares of our common stock being offered by this prospectus were previously issued to the Selling Shareholders or are issuable on the exercise of warrants for such shares.

As described in this prospectus under the section titled “Use of Proceeds,” except for the exercise price upon the exercise of warrants, we will not receive any of the proceeds from the sale of the shares of our common stock by the Selling Shareholders.

Subject to the restrictions described in this prospectus, the Selling Shareholders (directly, or through agents or dealers designated from time to time) may sell the shares of our common stock being offered by this prospectus from time to time until March 1, 2005, on terms to be determined at the time of sale. If this prospectus is not amended prior to that date, unsold shares subject to this prospectus will be deregistered. The Selling Shareholders may at that time be able to sell their shares in accordance with the provisions of Rule 144(d) of the Securities Act of 1933. The prices at which these shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. To the extent required, the number of shares of our common stock to be sold, the purchase price, the public offering price, the names of any such agent or dealer and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying prospectus supplement. See “Plan of Distribution” beginning on page 26.

Our common stock is quoted on the American Stock Exchange under the symbol “HTM.” On June 21 , 2004, the last reported sale price of our common stock as reported on the Amex was $4.00 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 3 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
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The date of this prospectus is June 23 , 2004

The information in this preliminary prospectus is not complete and may be changed without notice. The Selling Shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and the Selling Shareholders are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale of these securities is not permitted.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, especially “Risk Factors” and our financial statements and related notes.

Our Business

Hythiam™ is a development-stage healthcare services management company. We have been unprofitable since our inception and we expect to incur substantial additional operating losses for at least the foreseeable future as we increase expenditures on research and development, implement commercial operations and allocate significant and increasing resources to sales, marketing and other start-up activities. Accordingly, our activities to date are not as broad in depth or scope as the activities we may undertake in the future, and our historical operations and financial information are not necessarily indicative of the future operating results or financial condition or ability to operate profitably as a commercial enterprise.

We were formed for the purpose of researching, developing, licensing and commercializing innovative technology to improve the treatment of alcoholism and drug addiction. Our technology is focused on treating addiction at the source—the brain. Our proprietary, patented and patent-pending treatment protocols are designed to treat addiction by stabilizing neurological function.

We license our HANDS Treatment Protocol™ to healthcare providers to treat addictions to alcohol, cocaine and other addictive stimulants—as well as combinations of these drugs. HANDS™ is a medically supervised treatment process in which designated prescription medications are administered in specific sequences, amounts and rates under the supervision of a licensed physician. The treatment is designed for detoxification, or the medically managed withdrawal from the psychoactive substance. HANDS also seeks neurostabilization, or stabilizing the patient’s brain chemistry, in order to eliminate cravings, enhance cognitive function and facilitate a pain-free withdrawal, thereby resulting in accelerated recovery.

For the treatment of alcoholism, cocaine and other addictive stimulants, the HANDS Treatment Protocol consists of two to three consecutive days of detoxification treatment in a hospital or at a licensed healthcare facility, thereby reducing inpatient treatment time. For cocaine and other addictive stimulants there is a two day follow-up treatment three weeks later. Our protocols do not use sedating medications such as long-acting benzodiazepines, and therefore do not require either gradually tapering off such medications or a washout period to allow the patient to fully recover from the sedative effects of such medications.

Limited initial results indicate that our protocols may significantly reduce or eliminate withdrawal symptoms, have significantly higher initial completion rates than conventional treatments, and reduce or eliminate the physical cravings that can be a major factor in relapse. Such results were not obtained by formal research studies, may not be statistically significant, have not been subjected to detailed scientific scrutiny, and may not be indicative of the long-term future performance of our protocols. We intend to sponsor formal scientific studies for the protocols to further substantiate and confirm their clinical efficacy.

We generate revenues by charging fees to licensed healthcare providers for access to our proprietary protocols and the right to use them in treating their patients, and for providing administrative management services in connection with the HANDS treatments. HANDS is currently used only for private pay patients, and no reimbursement is sought from Medicare, health insurers or other third-party payors. The administrative services we offer to health care providers include providing on-site liaisons, client and hospital education, continuing care information, marketing and sales support, data collection and aggregation, patient registration and patient follow-up data collection.

We also provide hospitals and attending physicians with information and administrative services to facilitate continuing care services, that help patients rebuild their lives after recovering from the physical effects of addiction and learn new life skills to maintain sobriety.

We believe that the structure of our business and operations as outlined above will be in substantial compliance with applicable laws and regulations. However, the healthcare industry is highly regulated, and the criteria are often vague and subject to change and interpretation by various federal and state legislatures, courts, enforcement and regulatory authorities. Our commercial viability is therefore subject to the legal and regulatory risks outlined in the “Risk Factors” section beginning on page 3 of this prospectus.

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Our Offices

We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 11150 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025, and our telephone number is (310) 444-4300. Our website is located at www.hythiam.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information on our website a part of this prospectus.

The Offering

Hythiam common stock offered by Selling Shareholders	10,967,528 shares(1)
Hythiam common stock authorized and outstanding as of June 21 , 2004	24,975,207 shares
Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus
Transfer Agent	American Stock Transfer & Trust Company
Amex Symbol	HTM

(1)   Based on the estimated maximum number of shares of our common stock that may be sold by the Selling Shareholders named in this prospectus.

The Selling Shareholders may sell the shares of our common stock subject to this prospectus from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. The Selling Shareholders will act independently of Hythiam in making decisions with respect to the timing, manner and size of each sale. Furthermore, the Selling Shareholders may enter into hedging transactions with broker-dealers in connection with distributions of shares or otherwise.

About this Prospectus

This prospectus is part of a registration statement that we are filing with the Securities and Exchange Commission, or the “SEC,” on behalf of the Selling Shareholders, who are named in the table under the section titled “Selling Shareholders” beginning on page 14 of this prospectus, utilizing a “shelf” registration process. Under this shelf registration process, the Selling Shareholders may, from time to time until this registration statement is withdrawn from registration by Hythiam, sell the shares of our common stock being offered under this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities that the Selling Shareholders may offer. To the extent required, the number of shares of our common stock to be sold, the purchase price, the public offering price, the names of any agent or dealer and any applicable commission or discount with respect to a particular offering by any Selling Shareholder may be set forth in an accompanying prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described in the section titled “Where You Can Find Additional Information,” beginning on page 54.

You should rely only on the information contained in this prospectus or any related prospectus supplement. We have not, and the Selling Shareholders may not, authorized anyone to provide you with different information. We are not, and the Selling Shareholders are not, making an offer of the shares of our Common Stock to be sold under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any related prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or the related prospectus supplement, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. We undertake no obligation to publicly update or revise such information, whether as a result of new information, future events or any other reason.

Prior to making a decision about investing in our common stock, you should carefully consider the specific risks contained in the section titled “Risk Factors” below, and any applicable prospectus supplement, together with all of the other information contained in this prospectus and any prospectus supplement or appearing in the registration statement of which this prospectus is a part.

HANDS™, HANDS Treatment Protocol™, Hythiam™ and the Hythiam logo are trademarks of Hythiam. All other trademarks and trade names referred to in this prospectus are the property of their respective owners.

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RISK FACTORS

An investment in our common stock involves a high degree of risk. Before investing in our common stock, you should carefully consider the specific risks detailed in this “Risk Factors” section and any applicable prospectus supplement, together with all of the other information contained in this prospectus and any prospectus supplement. If any of these risks occur, our business, results of operations and financial condition could be harmed, the price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We are a development stage company with a limited operating history, making it difficult to evaluate our future performance

We are a development stage company with a very limited history of operations. We were formed in February 2003, commenced operations in June 2003, and began generating limited revenues in the third quarter of 2003. Investors have no substantive financial information on prior operations to evaluate the company as an investment. Our potential future success must be viewed in light of the problems, expenses, difficulties, delays and complications often encountered in the formation of a new business. We will be subject to the risks inherent in the ownership and operation of a startup development stage company such as regulatory setbacks and delays, fluctuations in expenses, competition, the general strength of regional and national economies, and governmental regulation. Any failure to successfully address these risks and uncertainties would seriously harm our business and prospects.

We expect to continue to incur operating losses, and if we are not able to raise necessary additional funds we may have to reduce or stop operations

We have not generated significant revenues or become profitable, may never do so, and may not generate sufficient working capital to cover the cost of operations. We had revenues of $75,000 in 2003 and $67,000 in the first quarter of 2004, all generated from a single hospital. Our accumulated deficit through March 31, 2004 was $6.6 million. We anticipate that operating deficits will continue to arise during the next 12 to 18 months of our operations. Because many of our costs generally will not decrease with decreases in revenues, the cost of operating the company will exceed the income therefrom during this period. No party has guaranteed to advance additional funds to us to provide for any such operating deficits. Our cash reserves were $16.6 million and $13.9 million at December 31, 2003 and March 31, 2004, respectively. Our current cash burn rate is approximately $1 million per month. If our revenues do not increase above current levels and our expenses continue at the current rate, our cash reserves will be exhausted by May 2005, and we will be required to seek additional funds.

We may seek additional funding through public or private financings or collaborative arrangements. If we obtain additional capital through collaborative arrangements, these arrangements may require us to relinquish greater rights to our technologies and protocols than we might otherwise have done. If we raise additional capital through the sale of equity, or securities convertible into equity, further dilution to our then existing stockholders will result. If we raise additional capital through the incurrence of debt, our business may be affected by the amount of leverage we incur, and our borrowings may subject us to restrictive covenants. Additional funding may not be available to us on acceptable terms, or at all. If we are unable to obtain adequate financing on a timely basis, we may be required to delay, reduce or stop operations, any of which would have a material adverse effect on our business.

We are dependent on third party healthcare providers licensing and using our products and services, and if they delay or fail to do so our revenues and earnings could be adversely effected

The need to conduct the HANDS Protocol under the guidance of a physician requires us to enter into licenses with hospitals or other treatment facilities in order to provide convenient treatment access points for patients. Our sales are therefore dependent to a significant degree upon the relationships we can establish with hospitals and other healthcare facilities to utilize our protocols in treating their patients. To date, all of our revenues have been derived from licensing fees from only one hospital, and only two hospitals have entered into agreements with us. Rollout is anticipated to be dependent on our ability to negotiate and conclude licensing agreements with hospitals within major metropolitan areas across the country. If we are unable to enter into similar arrangements with additional healthcare providers for any reason, that would significantly limit our growth potential and negatively impact our business prospects. In addition, if hospitals do not generate sufficient patient volume and revenue they may not be willing to carry or continue to offer our products and services.

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The success of our protocols is ultimately dependent upon referrals of patients to facilities that license our technology and upon the use of our protocols by physicians in treating their patients. There is no requirement for physicians to refer their patients to facilities that license our protocols, or to use our protocols in treating their patients. They are free to refer patients to any other addiction treatment service, program or facility, and to treat their patients using whatever method they determine to be in the patients’ best interests. The failure of our products and services to generate physician referrals to facilities that use our products and services, or the loss of key referring physicians or physicians that use our protocols could have a material adverse effect on operations and could adversely affect our revenues and earnings.

We may be dependent on third party collaborations to develop our products and services and, if they fail or refuse to perform, commercialization of our protocols may be delayed

Our future success will depend in part on establishing and maintaining effective strategic partnerships and collaborations to gain access to treatment modalities, expand and complement our research, development and commercialization capabilities, and reduce the cost of developing and commercializing protocols on our own. While we are in discussions with a number of companies and institutions to establish relationships and collaborations, we may not reach definitive agreements with any of them. Even if we enter into these arrangements, we may not be able to maintain these relationships or establish new ones in the future on acceptable terms. Furthermore, these arrangements may require us to grant rights to third parties or may have other terms that are burdensome to us, and may involve the acquisition of our securities. Our partners may decide to develop alternative technologies either on their own or in collaboration with others. If any of our partners terminate their relationship with us or fail to perform their obligations in a timely manner, the development or commercialization of our potential technology and protocols may be substantially delayed.

We may fail to successfully manage and maintain the growth of our business, which could adversely effect our results of operations

As we implement commercial operations and continue expanding our sales and marketing activities, this expansion could put significant strain on our management, operational and financial resources. To manage future growth, we will need to continue to hire, train and manage additional employees, particularly a specially-trained sales force to market our protocols. Concurrent with expanding our operational and marketing activities, we will also be increasing our research and development activities, most significantly the development of protocols for other types of addictions, with the expectation of ultimately commercializing those products. We have maintained a small financial and accounting staff, and our reporting obligations as a public company, as well as our need to comply with the requirements of the Sarbanes-Oxley Act of 2002, the rules and regulations of the Securities and Exchange Commission and the American Stock Exchange, will place significant demands on our financial and accounting staff, on our financial, accounting and information systems and on our internal controls. As we grow, we will need to add additional accounting staff and continue to improve our financial, accounting and information systems and internal controls in order to fulfill our reporting responsibilities and to support growth in our business. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our anticipated growth or management will be able to hire, train, retain, motivate and manage required personnel. Our failure to manage growth effectively could limit our ability to achieve our marketing and commercialization goals or to satisfy our reporting and other obligations as a public company.

Our treatment protocols may not be as effective as we believe them to be, which could limit or prevent us from establishing and maintaining product revenues

Our belief in the efficacy of our treatment protocols is based on a limited number of unpublished studies, primarily in Spain, and our very limited initial experience with a small number of patients in the United States. Such results may not be statistically significant, have not been subjected to detailed scientific scrutiny, and may not be indicative of the long-term future performance of our protocols. While we have not experienced such problems, if our treatment protocols cannot be effectively implemented on a large scale basis or the initially indicated results cannot be successfully replicated, we may be unable to implement our business model.

Our marketing efforts may not result in acceptance of our protocols in the marketplace, which could adversely effect our revenues and earnings

While we have been able to generate initial interest in our protocols among a limited number of healthcare providers, there can be no assurance that our efforts or the efforts of others will be successful in fostering acceptance of our protocols in the target markets. Of the approximately 30 healthcare providers who have entered into the confidentiality agreement we require in order to disclose information about our treatment protocols, we entered into active discussions or negotiations with approximately a dozen. As of the date of this prospectus, two have licensed our protocols, one has declined primarily because it did not have the required bed license for a chemical dependency unit, and we remain in various levels of discussions with the others. If our marketing and promotional efforts are not as successful as we expect them to be, the likelihood of expending all of our funds prior to reaching a level of profitability will be increased.

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Marketplace acceptance of our protocols may largely depend upon healthcare providers’ interpretation of our limited data, or upon reviews and reports that may be given by independent researchers. We intend to sponsor formal scientific studies by third party payors to further substantiate and confirm the clinical effectiveness of our protocols. In the event the testing by such groups does not give our treatment technology high approval ratings, it is unlikely we will be able to achieve significant market acceptance.

Our industry is highly competitive, and we may not be able to compete successfully

The healthcare business in general, and the addiction treatment business in particular, are highly competitive. Hospitals and healthcare providers that treat addiction are highly competitive and we must convince them that they will benefit by use of our protocols. We will compete with many types of addiction treatment facilities and other service providers, many of whom are more established and better funded than we are. Many of these other products and services are well established in the same markets we will target, have substantial sales volume, and are provided and marketed by companies with much greater financial resources, facilities, organization and experience than we have.

The addiction medication naltrexone is marketed by a number of generic pharmaceutical companies as well as under the trade name ReVia® by Bristol Myers Squibb. Although naltrexone must be administered on a chronic or continuing basis and is associated with relatively high rates of side effects, including nausea, it has been shown to reduce cravings in the treatment of alcoholism. U.S. sales are estimated to be just under $25 million per year for this treatment. There are also a number of companies reported to be developing medications for reducing craving in the treatment of alcoholism. These include:

●	Alkermes is developing a depot form of naltrexone. This product is a long-acting injectable form of naltrexone intended to be administered by a physician via monthly injections. A recent press release reports the product was found to reduce the rate of heavy drinking in males by 25% to 48% relative to placebo, depending on dosage, but to have no statistically significant impact on drinking in women. Alkermes reports that it intends to submit an NDA to the FDA by the end of 2004.

●	Merck AG is developing acamprosate, an NMDA antagonist. The product must be taken two to three times per day on a chronic or long-term basis.

We see these products as being potentially useful during the continuing care phase of treatment following treatment by the HANDS Protocols, but not being directly competitive. To the best of our knowledge, there are no treatments or medications approved, marketed or in development within the U.S. that reduce the cravings for cocaine, methamphetamine or other additive prescription psychostimulants. However, our competitors may develop and introduce new processes and products that are equal or superior to our protocols in treating addictions. Accordingly, we may be adversely affected by any new processes and technology developed by our competitors.

There are approximately 2,500 facilities reporting to the Substance Abuse and Mental Health Services Administration to provide detoxification services on an inpatient or outpatient basis. Well known examples of residential treatment programs include The Meadows, Betty Ford Center and Sierra Tucson. In addition, individual physicians may provide detoxification treatment in the course of their practices. We believe the Hands Treatment Protocol offers an advantage to traditional alternatives because it provides a detoxification methodology that is non-sedating, can be completed in only two to three days, offers an immediate improvement in cognitive function, and reduces craving, a primary cause of relapse. For cocaine and other addictive stimulants there is a two day follow-up treatment three weeks later.

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However, we anticipate several potential points of resistance to penetrating the addiction treatment market. First, there is the historical focus on the use of psychological or behavioral therapies as opposed to medical or physiological treatments for addiction. Healthcare providers and potential patients may be resistant to the transition of treating addiction as a disease rather than as a behavioral aberration. Second, healthcare providers may be reluctant to use the HANDS Protocols due to the absence of published clinical studies supporting their efficacy. While we have embarked upon an active clinical program which is intended to lead to publications in medical journals, there can be no assurance that the clinical program will lead to acceptable results or that the results will be published. If we are unable to penetrate these substantial barriers to entry we may not be able to successfully implement our business plan.

We depend on key personnel, the loss of which could impact the ability to manage our business

Our future success depends on the performance of our senior management and key professional personnel. It therefore depends to a significant extent on retaining the services of our key executive officers, in particular our chairman and chief executive officer, Terren S. Peizer, our director and chief operating officer, Anthony M. LaMacchia, our chief financial officer, Chuck Timpe, our senior vice president of sales, James W. Elder, and our senior vice president of medical affairs, David E. Smith, M.D. Each of these key executives is party to an employment agreement which, subject to termination for cause or good reason, has a term of four or five years. While we believe our relationships with our executives are good and do not anticipate any of them leaving in the near future, the loss of the services of Mr. Peizer or any other key member of management could have a material adverse effect on our ability to manage our business. While we have not experienced any problems in attracting and retaining desirable employees, our success is dependent upon our ability to continue to attract and retain qualified management, professional, administrative and sales personnel to support our future growth.

We are subject to personal injury claims, which could result in substantial liabilities that may exceed our insurance coverage

All significant medical treatments and procedures, including our treatment protocols, involve the risk of serious injury or death. While we have not been the subject of any personal injury claims, our business entails an inherent risk of claims for personal injuries, which are subject to the attendant risk of substantial damage awards. A significant source of potential liability is negligence or alleged negligence by physicians treating patients using our protocols. In addition, our contracts may require us to indemnify physicians, hospitals or their affiliates for losses resulting from claims of negligence. There can be no assurance that a future claim or claims will not be successful or, including the cost of legal defense, will not exceed the limits of available insurance coverage.

We currently have insurance coverage for up to $5 million per year for personal injury claims. We may not be able to maintain adequate liability insurance, in accordance with standard industry practice, with appropriate coverage based on the nature and risks of our business, at acceptable costs and on favorable terms. Insurance carriers are often reluctant to provide liability insurance for new healthcare services companies and products due to the limited claims history for such companies and products. In addition, based on current insurance markets, we expect that liability insurance will be more difficult to obtain and that premiums will increase over time. In the event of litigation, regardless of its merit or eventual outcome, or an award against us during a time when we have no available insurance or insufficient insurance, we may sustain significant losses of our operating capital which may substantially impair or destroy the investments of stockholders.

Risks Related To Our Intellectual Property

We may not be able to adequately protect the proprietary treatment protocols which are the core of our business

We consider the protection of our proprietary treatment protocols to be critical to our business prospects. We obtained the rights to some of our most significant patent-pending technologies through a license agreement which is subject to a number of conditions and restrictions, and a breach or termination of that agreement could significantly impact our ability to use and develop our technologies.

In addition, the pending patent applications filed and licensed by us may not issue as patents, and any issued patents may not provide us with significant competitive advantages. Any of the patents that have been or may be issued to us will expire twenty years after they are filed. Other inventors may have filed earlier patent applications which we are unaware of, that may prevent our patent applications from being granted. Competitors or others may at any time institute challenges against the validity or enforceability of any patent owned by us, and if successful our patents may be invalidated. In addition, the cost of litigation to uphold the validity of patents, and to protect and prevent infringement of patents can be substantial. Maintaining and prosecuting a patent portfolio might require funds that may not be available.

We may not be able to adequately protect the aspects of our treatment protocols that are not subject to patent protection, or are subject to only limited patent protection. Furthermore, competitors and others may independently develop similar or more advanced treatment protocols and technologies, may design around aspects of our technology, or may discover or duplicate our trade secrets and proprietary methods.

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To the extent we utilize processes and technology that constitute trade secrets under state laws, we must implement appropriate levels of security for those trade secrets to secure the protection of such laws, which we may not do effectively. For some of our proprietary rights, we may need to secure assignments of rights from independent contractors and third parties to perfect our rights, and if we fail to do so they may retain ownership rights in the intellectual property upon which our business is based. Policing compliance with our confidentiality agreements and unauthorized use of our technology is difficult, and we may be unable to determine whether piracy of our technology has occurred. In addition, the laws of many foreign countries do not protect proprietary rights as fully as the laws of the United States.

While we have not had any such problems to date, the loss of any of the proprietary rights which we believe are protected under the foregoing intellectual property safeguards may result in the loss of our competitive advantage over present and potential competitors.

Confidentiality agreements with employees, licensees and others may not adequately prevent disclosure of trade secrets and other proprietary information

In order to protect our proprietary technology and processes, we rely in part on confidentiality provisions in our agreements with employees, licensees, treating physicians and others. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information. To date we have had one instance, in February 2004, in which it was necessary to send a formal demand to cease and desist using our protocols to treat patients to a consultant who had signed a confidentiality agreement. He subsequently complied with the demand and signed an employee innovation, proprietary information and confidentiality agreement, and an intellectual property assignment agreement. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We may not be able to adequately protect our other intellectual property rights, which could limit our ability to compete

While we believe we have proprietary ownership, assigned or licensed rights in intellectual property which is capable of protection under federal copyright and patent laws, and under state laws regarding trade secrets, we may not have taken appropriate legal measures, and may not be able to adequately secure the necessary protections for our intellectual property. We have not patented all of our technologies, or registered all of our trademarks or copyrights and, until we do so, we must rely on various state and common law rights for enforcement of the rights to exclusive use our trade secrets, trademark and copyrights.

Our trademark applications for our trademarks HANDS™, The HANDS Patient Protocol™, HANDS Treatment Protocol™, Hythiam™ and the Hythiam logo are pending before the U.S. Patent and Trademark Office, and we have not yet been granted registration for these marks. If our trademark registrations are objected to or denied that may impact our ability to use and protect our brand names and company and product identity.

Although we have applied for trademarks for some of our brand names, and patents on some of our products, in the future we may decide not to secure federal registration of certain copyrights, trademarks or patents to which we may be entitled. Failure to do so, in the case of copyrights and trademarks, may reduce our access to the courts, and to certain remedies of statutory damages and attorneys’ fees, to which we may be entitled in the event of a violation of our proprietary and intellectual rights by third parties. Similarly, the failure to seek registration of any patents to which we may be entitled may result in loss of patent protection should a third party copy the patentable equipment, technology or process. The loss of any proprietary rights which are protectable under any of the foregoing intellectual property safeguards may result in the loss of a competitive advantage over present or potential competitors, with a resulting decrease in the profitability for us. There is no guarantee that such a loss of competitive advantage could be remedied or overcome by us at a price which we would be willing or able to pay.

We may be subject to claims that we infringe the intellectual property rights of others, and unfavorable outcomes could harm our business

Our future operations may be subject to claims, and potential litigation, arising from our alleged infringement of patents, trade secrets or copyrights owned by other third parties. We intend to fully comply with the law in avoiding such alleged infringements. However, within the healthcare, drug and bio-technology industry, established companies have actively pursued such infringements, and have initiated such claims and litigation, which has made the entry of competitive products more difficult. There can be no guarantee that we will not experience such claims or litigation initiated by existing, better-funded competitors. Court-ordered injunctions may prevent us from bringing new products to market, and the resulting loss of revenues and expenses of litigation may substantially affect our ability to meet our expenses and continue operations.

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Risks Related to Our Industry

The healthcare industry in which we operate is subject to substantial regulation by state and federal authorities, which could hinder, delay or prevent us from commercializing our protocols

We generate revenues by charging fees directly to the healthcare providers who license our technology and contract for our sevices. The healthcare industry is highly regulated and continues to undergo significant changes as third-party payors, such as Medicare and Medicaid, traditional indemnity insurers, managed care organizations and other private payors increase efforts to control cost, utilization and delivery of healthcare services. Although we and our licensees do not currently bill or seek reimbursement from Medicare, Medicaid or other governmental organizations for the treatment of patients using the HANDS Treatment Protocol, we are nevertheless subject to the overall effect of the changes created by increased cost control and financial pressures on the industry. We believe that this industry will continue to be subject to increasing regulation, political and legal action, thescope and effect of which we cannot predict. Legislation is continuously being proposed, enacted and interpreted at the federal, state and local levels to regulate healthcare delivery and relationships between and among participants in the healthcare industry. Many healthcare laws are complex, applied broadly and subject to interpretation by courts and government agencies. Many existing healthcare laws and regulations were enacted without anticipation of our business structure or our products and services, yet these laws and regulations may be applied to us and our products and services. Our failure, or the failure of our customers and business partners, accurately to anticipate the application of these healthcare laws and regulations could create liability for us and negatively impact our business.

Healthcare companies are subject to extensive and complex federal, state and local laws, regulations and judicial decisions governing various matters such as the licensing and certification of facilities and personnel, the conduct of operations, billing policies and practices, policies and practices with regard to patient privacy and confidentiality, and prohibitions on payments for the referral of business and self-referrals. There are federal and state laws that govern patient referrals, physician financial relationships, submission of healthcare claims and inducement to beneficiaries of federal healthcare programs. Many states prohibit business corporations from practicing medicine, employing or maintaining control over physicians who practice medicine, or engaging in certain business practices, such as splitting fees with healthcare providers. Some or all of these state and federal regulations may apply to us or the services we intend to provide or may provide in the future.

In addition, the Food and Drug Administration, or FDA, regulates development, testing, labeling, manufacturing, marketing, distribution, record-keeping and reporting requirements for prescription drugs, medical devices and biologics. Compliance with laws and regulations enforced by these agencies may be required relative to any medical products or services developed or used by us. Failure to comply with applicable laws and regulations may require modification and redesign of our products, or elimination of the product. We may not have the financial resources to modify our products or implement new designs. Accordingly, our ability to market our protocols in compliance with applicable laws and regulations may be a threshold test for our survival.

There can be no assurance that government regulations applicable to our proposed products and services or the interpretation thereof will not change and thereby prevent us from marketing some or all of our products and services for a period of time or permanently. We are unable to predict the extent of adverse governmental regulation which might arise from future federal, state or foreign legislative, judicial or administrative action. The federal government from time to time has made proposals to change aspects of the delivery and financing of healthcare services. We cannot predict what form any such legislation may take, how the courts would interpret it, or what effect such legislation would have on our business. It is possible that any such legislation ultimately enacted will contain provisions which may adversely affect our business.

We may be subject to regulatory and investigative proceedings, which may find that our policies and procedures do not fully comply with complex and changing healthcare regulations

We have established policies and procedures that we believe will be sufficient to ensure that we operate in substantial compliance with applicable laws, regulations and requirements. Patients treated using the HANDS Treatment Protocol receive medical care in accordance with orders from their attending physicians. Each licensed physician is responsible for exercising their own independent medical judgment in determining the specific application of our treatment protocols, and the appropriate course of care for each patient. No employment relationship is expected to exist between us and the attending physicians who treat patients using our protocol. In the course of performing our administrative duties, we may bill and collect funds from patients on behalf of the healthcare provider, and disburse a portion of that money to the facility and/or the attending physician for professional services rendered. We do not currently operate our own healthcare facilities, employ our own treating physicians or provide medical advice or treatment to patients. The hospitals and licensed healthcare facilities that contract for the use of our technology own their facility license, and control and are responsible for the clinical activities provided on their premises. After the treatment procedure, local clinics and healthcare providers specializing in drug abuse treatment administer and provide follow up care. While we believe that our business practices are consistent with applicable law, the criteria are often vague and subject to change and interpretation.

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We may become the subject of regulatory or other investigations or proceedings, and our interpretations of applicable laws and regulations may be challenged. The defense of any such challenge could result in substantial cost and a diversion of management’s time and attention. Thus, any such challenge could have a material adverse effect on our business, regardless of whether it ultimately is successful. If we fail to comply with any applicable laws, or a determination is made that we have failed to comply with these laws, our financial condition and results of operations could be adversely affected. In addition, changes in health care laws or regulations may restrict our operations, limit the expansion of our business or impose additional compliance requirements.

The promotion of our products and services may be found to violate federal law concerning “off-label” uses of prescription drugs, which could prevent us from marketing our protocols

The Food Drug & Cosmetic Act, or FDC Act, requires that prescription drugs be approved for a specific medical indication by the FDA prior to their marketing in interstate commerce. Our procedural medical protocols call for the use of prescription drugs for the treatment of chemical dependency and drug addiction, conditions not named in the drugs’ official labeling. While the FDA allows for pre-approval exchange of scientific information, provided it is nonpromotional in nature and does not draw conclusions about the ultimate safety or effectiveness of the unapproved drug, and generally does not regulate licensed physicians who prescribe approved drugs for non-approved or “off-label” uses in the independent practice of medicine, our promotion of our products and services may be found to violate FDA regulations or the FDC Act. The FDA has broad discretion in interpreting those regulations. If the FDA determines that our promotion of our medical treatment protocols constitutes labeling or the promotion of prescription drugs for unapproved uses, or brings an enforcement action against us for violating the FDC Act or FDA regulations, we may be unable to continue operating under our current business model. Even if we defeat any FDA challenge, the expenses and publicity associated with defending the claim could adversely affect our business and results of operation.

Treatment using our protocol may be found to be investigational, which could delay or prevent commercialization of our protocols

FDA asserts jurisdiction over all clinical trials, or experiments, in which a drug is administered to human subjects. Hospitals and clinics have established Institutional Review Boards, or IRBs, to review and approve clinical trials using investigational treatments in their facilities. Certain investigations involving new drugs or off-label uses for approved drugs are subject to FDA approvals. Hospitals and clinics also generally must have permission from the FDA before charging patients for an investigational drug administered in a clinical trial. While the decision about seeking IRB review is in the discretion of, and is the responsibility of, each hospital or physician, use of our treatment protocol by individual physicians in treating their patients may be found to constitute a clinical trial or investigation that requires IRB review or FDA approval. FDA has broad authority in interpreting and applying its regulations, so there can be no assurance that FDA will not find that use of our protocols by our licensees or collection of outcomes data on that use constitutes a clinical investigation subject to IRB and FDA jurisdiction. Individual hospitals and physicians may also submit their use of our protocols in treatment to their IRBs and there is no assurance individual IRBs will not find that use to be a clinical trial that requires FDA approval or that they will not prohibit or place restrictions on that use. Either of these results may adversely affect our business and the ability of our customers to charge for certain components of treatment using our protocols.

Our business practices may be found to constitute illegal fee-splitting or corporate practice of medicine, which may lead to penalties and adversely effect our business

Many states, including California in which our principal executive offices are located, have laws that prohibit business corporations, such as Hythiam, from practicing medicine, exercising control over medical judgments or decisions of physicians, or engaging in certain arrangements, such as employment or fee-splitting, with physicians. Courts, regulatory authorities or other parties, including physicians, may assert that we are engaged in the unlawful corporate practice of medicine by providing administrative and ancillary services in connection with our protocols, or that our contractual arrangements to license our technology for a portion of the patient fees constitute improper fee-splitting, in which case we could be subject to civil and criminal penalties, our contracts could be found legally invalid and unenforceable, in whole or in part, or we could be required to restructure our contractual arrangements. There can be no assurance that this will not occur or, if it does, that we would be able to restructure our contractual arrangements on favorable terms.

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Our business practices may be found to violate anti-kickback, self-referral or false claims laws, which may lead to penalties and adversely effect our business

The healthcare industry is subject to extensive federal and state regulation with respect to financial relationships and “kickbacks” involving health care providers, physician self-referral arrangements, filing of false claims and other fraud and abuse issues. Federal anti-kickback laws and regulations prohibit certain offers, payments or receipts of remuneration in return for (i) referring patients covered by Medicare, Medicaid or other federal health care program, or (ii) purchasing, leasing, ordering or arranging for or recommending any service, good, item or facility for which payment may be made by a federal health care program. In addition, federal physician self-referral legislation, commonly known as the Stark law, generally prohibits a physician from ordering certain services reimbursable by Medicare, Medicaid or other federal healthcare program from any entity with which the physician has a financial relationship. While we do not currently seek such third party reimbursement, we intend to do so in the future. In addition, many states have similar laws, some of which are not limited to services reimbursed by federal healthcare programs. Other federal and state laws govern the submission of claims for reimbursement, or false claims laws. One of the most prominent of these laws is the federal False Claims Act. In recent cases, the government has taken the position that violations of other laws, such as the anti-kickback laws or the FDA prohibitions against promotion of off-label uses of drugs, should also be prosecuted as violations of the False Claims Act.

While we believe we have structured our relationships to comply with all applicable requirements, federal or state authorities may claim that our fee arrangements, agreements and relationships with contractors, hospitals and physicians violate these anti-kickback, self-referral or false claims laws and regulations. These laws are broadly worded and have been broadly interpreted by courts. It is often difficult to predict how these laws will be applied, and they potentially subject many typical business arrangements to government investigation and prosecution, which can be costly and time consuming. Violations of these laws are punishable by monetary fines, civil and criminal penalties, exclusion from participation in government-sponsored health care programs and forfeiture of amounts collected in violation of such laws. Some states also have similar anti-kickback and self-referral laws, imposing substantial penalties for violations. If our business practices are found to violate any of these provisions, we may be unable to continue with our relationships or implement our business plans, which would have an adverse effect on our business and results of operations.

We may be subject to healthcare anti-fraud initiatives, which may lead to penalties and adversely effect our business

State and federal governments are devoting increased attention and resources to anti-fraud initiatives against healthcare providers, taking an expansive definition of fraud that includes receiving fees in connection with a healthcare business that is found to violate any of the complex regulations described above. Recent legislation expanded the penalties for heath care fraud, including broader provisions for the exclusion of providers from the Medicare, Medicaid and other healthcare programs. While to our knowledge we have not been the subject of any anti-fraud investigations, if such a claim were made defending our business practices could be time consuming and expensive, and an adverse finding could result in substantial penalties or require us to restructure our operations, which we may not be able to do successfully.

Our use and disclosure of patient information is subject to privacy regulations, which may result in increased costs

In conducting research or providing administrative services to healthcare providers in connection with the use of our protocols, we may collect, use, maintain and transmit patient information in ways that will be subject to many of the numerous state, federal and international laws and regulations govern the collection, dissemination, use and confidentiality of patient-identifiable health information, including the federal Health Insurance Portability and Accountability Act of 1996 and related rules, or HIPAA. The three rules that were promulgated pursuant to HIPAA that could most significantly affect our business are the Standards for Electronic Transactions, or Transactions Rule; the Standards for Privacy of Individually Identifiable Health Information, or Privacy Rule; and the Health Insurance Reform: Security Standards, or Security Rule. The respective compliance dates for these rules for most entities were and are October 16, 2003, April 16, 2003 and April 21, 2005. HIPAA applies to covered entities, which include most healthcare facilities and health plans that will contract for the use of our protocols and our services. The HIPAA rules require covered entities to bind contractors like Hythiam to compliance with certain burdensome HIPAA rule requirements. Other federal and state laws restricting the use and protecting the privacy of patient information also apply to our customers directly and to us, either directly or indirectly.

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The HIPAA Transactions Rule establishes format and data content standards for eight of the most common healthcare transactions. When we perform billing and collection services on behalf of our customers we may be engaging in one of more of these standard transactions and will be required to conduct those transactions in compliance with the required standards. The HIPAA Privacy Rule restricts the use and disclosure of patient information, requires entities to safeguard that information and to provide certain rights to individuals with respect to that information. The HIPAA Security Rule establishes elaborate requirements for safeguarding patient information transmitted or stored electronically. We may be required to make costly system purchases and modifications to comply with the HIPAA rule requirements that will be imposed on us and our failure to comply may result in liability and adversely affect our business.

Federal and state consumer protection laws are being applied increasingly by the Federal Trade Commission, or FTC, and state attorneys general to regulate the collection, use and disclosure of personal or patient information, through web sites or otherwise, and to regulate the presentation of web site content. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access.

Numerous other federal and state laws protect the confidentiality of patient information. These laws in many cases are not preempted by the HIPAA rules and may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our customers and potentially exposing us to additional expense, adverse publicity and liability. Other countries also have, or are developing, laws governing the collection, use and transmission of personal or patient information and these laws could create liability for us or increase our cost of doing business.

New health information standards, whether implemented pursuant to HIPAA, congressional action or otherwise, could have a significant effect on the manner in which we must handle health care related data, and the cost of complying with these standards could be significant. If we do not properly comply with existing or new laws and regulations related to patient health information in conducting research or providing services we could be subject to criminal or civil sanctions.

We may not be able to profitably adapt to the changing healthcare and addiction treatment industry, which may reduce or eliminate our commercial opportunity

Healthcare organizations, public and private, continue to change the manner in which they operate and pay for services. In recent years, the healthcare industry has been subject to increasing levels of government regulation of reimbursement rates and capital expenditures, among other things. For example, while we do not believe it will impact our operations because we do not currently seek Medicare reimbursement, the recently enacted Medicare Prescription Drug, Improvement and Modernization Act of 2003 changes substantially the way Medicare will pay for prescription drugs and also creates or reforms other healthcare reimbursement. Proposals to reform the healthcare system have been considered by Congress and state legislatures. Any new legislative initiatives, if enacted, may further increase government regulation of or other involvement in healthcare, lower reimbursement rates and otherwise change the operating environment for healthcare companies. We cannot predict the likelihood of all future changes in the healthcare industry in general, or the addiction treatment industry in particular, or what impact they may have on our earnings, financial condition or business.

Risks Related to Our Common Stock

The sale of shares by the Selling Shareholders may significantly impact the market price of our common stock

The effective registration and sale of shares by the Selling Shareholders may significantly effect the market price of our stock. Most of the Selling Shareholders acquired their shares at $2.50 in connection with the September 29, 2003 merger between the registrant and Hythiam, Inc., or were granted shares or options in exchange for providing us with technology or services. We currently have 1,119,969 registered shares trading on Amex. The 10,967,528 shares provided for in this registration statement represent approximately 44% of our 24,975,207 currently outstanding shares of common stock. Because the shares are being registered on behalf of the Selling Shareholders, we have no control over which of the Selling Shareholders will actually sell all or any portion of their shares, or at what price. Unless an amendment to this prospectus is filed before that date, sales must occur by March 1, 2005 to be subject to this prospectus. However, the Selling Shareholders may thereafter be able to sell their shares in accordance with the provisions of Rule 144(d) promulgated under the Securities Act of 1933, as amended.

In addition, future sales of substantial amounts of our common stock, including shares that we may issue upon exercise of outstanding options and warrants, could adversely affect the market price of our common stock. Further, if we raise additional funds through the issuance of common stock or securities convertible into or exercisable for common stock, the percentage ownership of our stockholders will be reduced and the price of our common stock may fall.

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Our stock price may be subject to substantial volatility, and you may lose all or a substantial part of your investment

Our common stock is traded on the American Stock Exchange. There is a limited public float, and trading volume historically has been limited and sporadic. Prior to the registrant’s September 29, 2003 merger with Hythiam, Inc., our common stock traded between $.50 and $.54 per share (when adjusted for a subsequent split) on very limited volume of less than 20,000 shares per quarter with no trades in some quarters, and since the merger has traded between $4.13 and $8.40 per share on volume ranging from zero to 280,000 shares per day. As a result, the current price for our common stock on the Amex is not necessarily a reliable indicator of our fair market value. The price at which our common stock will trade may be highly volatile and may fluctuate as a result of a number of factors, including, without limitation, the number of shares available for sale in the market, quarterly variations in our operating results and actual or anticipated announcements of new products or services by us or competitors, regulatory investigations or determinations, acquisitions or strategic alliances by us or our competitors, recruitment or departures of key personnel, the gain or loss of significant customers, changes in the estimates of our operating performance, market conditions in our industry and the economy as a whole.

The company is controlled by a single principal stockholder who has the ability to determine the election of directors and the outcome of matters submitted to stockholders

As of May 17, 2004, Reserva, LLC, a limited liability company whose sole managing member is Terren S. Peizer, our chairman and chief executive officer, beneficially owned approximately 55% of our outstanding common stock. As a result, he presently and may continue to have the ability to determine the election of our board of directors and the outcome of all other issues submitted to our stockholders. The interests of this stockholder may not always coincide with our interests or the interests of other stockholders, and it may act in a manner that advances its best interests and not necessarily those of other stockholders. One consequence to this substantial stockholder’s control is that it may be difficult for investors to remove management of the company. It could also deter unsolicited takeovers, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

Provisions in our certificate of incorporation, bylaws and Delaware law could discourage a change in control, and adversely effect existing stockholders

Our certificate of incorporation and the Delaware General Corporation Law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of our company, even when these attempts may be in the best interests of stockholders. Our certificate of incorporation also authorizes our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Delaware law also imposes conditions on certain business combination transactions with “interested stockholders.”

These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance matters.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed by the Securities and Exchange Commission and by the American Stock Exchange, will result in increased costs to us as we evaluate the implications of any new rules and respond to their requirements. New rules could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs to comply with any new rules and regulations.

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities for existing products, plans and objectives of management, markets for stock of Hythiam and other matters. Statements in this prospectus that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. Such forward-looking statements, including, without limitation, those relating to the future business prospects, revenues and income of Hythiam, wherever they occur, are necessarily estimates reflecting the best judgment of the senior management of Hythiam on the date on which they were made, or if no date is stated, as of the date of this prospectus. These forward-looking statements are subject to risks, uncertainties and assumptions, including those described in the section entitled “Risk Factors,” beginning on page 3 that may affect the operations, performance, development and results of our business. Because the factors discussed in this prospectus could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any such forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should understand that the following important factors, in addition to those discussed in the “Risk Factors” section, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements:

●	general economic conditions,

●	the effectiveness of our planned advertising, marketing and promotional campaigns,

●	physician and patient acceptance of our products and services, including newly introduced products,

●	competition among addiction treatment centers,

●	anticipated trends and conditions in the industry in which we operate, including regulatory changes,

●	development of new treatment modalities,

●	our future capital needs and our ability to obtain financing, and

●	other risks and uncertainties as may be detailed from time to time in our public announcements and filings with the SEC

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason. All subsequent forward-looking statements attributable to Hythiam or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus may not occur.

USE OF PROCEEDS

All of our common stock being offered under this prospectus is being sold by or for the account of the Selling Shareholders. We will not receive any proceeds from the sale of our common stock by or for the account of the selling stockholders. We may receive a maximum of approximately $2,849,125 from the exercise of warrants by the selling stockholders, assuming all warrants were exercised for cash in full. Any proceeds received by us in connection with the exercise of warrants will be used for working capital and general corporate purposes.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on our financial condition, results of operations and capital requirements, as well as other factors deemed relevant by our board of directors.

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SELLING SHAREHOLDERS

Background on the Merger

The registrant, which was formerly known as Alaska Freightways, Inc., was incorporated in the state of Nevada on June 1, 2000, and previously provided transportation and freight brokerage services in the state of Alaska. Immediately prior to the merger described below, the company sold all of its assets and liabilities to certain of its stockholders in exchange for cancellation of 3,010,000 of its 3,568,033 then outstanding shares, and the remaining outstanding 558,033 shares were forward split 2.007-to-one into 1,119,969 shares.  As a result, at the time of the merger, the registrant had substantially no operating assets, liabilities or operations.

On September 29, 2003, Hythiam, Inc., a development stage company incorporated in the state of New York on February 13, 2003, merged with and into Hythiam Acquisition Corp., a newly-formed, wholly-owned subsidiary of the registrant, then known as Alaska Freightways, Inc. Also on September 29, 2003, the registrant reincorporated in Delaware by merging with and into Hythiam, Inc., a Delaware corporation. On October 14, 2003, Hythiam Acquisition Corp. changed its name to Hythiam, Inc., and on October 16, 2003 merged with and into the registrant. Following the merger, reincorporation and consolidation transactions described above, the registrant, Hythiam, Inc., a Delaware corporation, is now the sole surviving entity.

In exchange for all of their shares of common stock of Hythiam, Inc., a New York corporation, which were purchased for $2.50 per share, and their options to purchase such common stock, such stockholders were issued an aggregate of 23,486,916 shares of our common stock on September 29, 2003. In addition, certain stockholders and consultants have been issued 148,322 shares and warrants to purchase an additional 852,290 shares of our common stock in exchange for services.

On May 17, 2004 we issued 360,000 shares in the name of Xino Corporation in connection with the acquisition of certain intellectual property as described under the section titled “Certain Relationships and Related Transactions” on page 54. Such shares have been pledged and are being held to secure Xino’s remaining obligations to us and may not be released or sold until such obligations are satisfied.

We have agreed to register for resale by the persons listed below (the “Selling Shareholders”) all of the shares of our common stock issued to them, as well as all shares issuable upon the exercise of warrants granted to them. The number of shares being registered pursuant to this registration statement may be adjusted to prevent dilution resulting from stock splits, stock dividends or similar transactions.

Table of Selling Shareholders

The table below presents information regarding the Selling Shareholders and the shares of our common stock that they may offer and sell from time to time under this prospectus.

			Percentage of shares Hythiam common stock beneficially owned

Selling Shareholders(1)	Shares of Hythiam common stock to be resold in the offering(2)	Number of shares of Hythiam common stock owned	Before offering of the resale shares	After offering of the resale shares(2)

O. Lee Tawes III 388 Bedford Center Road Bedford Hills, NY 10507	40,000	40,000	*	0
Richard Jordon TTEE 1502 Bullion Cir. San Jose, CA 95120	20,000	20,000	*	0

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Bruce Jackson 132 Rowayton Woods Drive Norwalk, CT 06854	20,000	20,000	*	0
E. Keene Wolcott 4545 North Lane Del Mar, CA 92004	20,000	20,000	*	0
Barry Nussbaum 2775 Via De La Valle, Suite 205 Del Mar, CA 92014	40,000	40,000	*	0
Jason Barry 6009 Paseo Delicias, Suite A, PO Box 2813 Rancho Santa Fe, CA 92067	40,000	40,000	*	0
Mary L. Cruse & CM Cruse III P.O. Box 9298 Rancho Santa Fe, CA 92067	20,000	20,000	*	0
Barry Moores P.O. Box 491 5041 El Secreto Rancho Santa Fe, CA 92067	140,000	140,000	*	0
Michael L. Baller 3926 S. Magnolia Way Denver, CO 80237	20,000	20,000	*	0
Bruce M. Wermuth 2190 Cowper St Palo Alto, CA 94301	20,000	20,000	*	0
Gary E. Roebuck, DDS 43 Halley Drive Pomona, NY 10970	10,000	10,000	*	0
Jay Gottlieb 27 Misty Brook Lane New Fairfield, CT 06812	20,000	20,000	*	0
Zeke LP 1235 Westlakes Drive, Suite 400 Berwyn, PA 19312	1,200,000	1,200,000	4.8%	0
J.J. Pierce 5125 W. Lake Avenue Littleton, CO 80123	10,000	10,000	*	0
Delaware Charter Guarantee FBO Joseph J. Pierce IRA 5125 W. Lake Avenue Littleton, CO 80123	10,000	10,000	*	0
Excell Alliance Overseas, Inc. LTD CC Cristamar Local 43-B Avda Delas Nacines Unidas 29660 Perto Banus Mabella Malaga, Spain 00002 00001	12,000	12,000	*	0
Heather Marie Evans 12906 N. 4th Street Parker, CO 80123	4,000	4,000	*	0
Michael Kirby 6765 E. Dorado Avenue Greenwood Village, CO 80111	10,000(5)	10,000(5)	*	0
Mark Massa 7435 E. Parkview Avenue Englewood, CO 80111	3,000	3,000	*	0

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Dawn SR. Cangilla 720 Stonemont Ct. Castlerock, CO 80108	10,000	10,000	*	0
ECAP Ventures, LLC 2560 W. Main St., #200 Littleton, CO 80120	10,000	10,000	*	0
Bleu Ridge Consultants, Inc. Profit Sharing Plan & Trusts 5770 S. Beech Ct. Greenwood Village, CO 80121	17,000	17,000	*	0
Charitable Remainder Trust of Mary Jane Brasel, Timothy J. Brasel TTEE 5770 S. Beech Ct. Greenwood Village, CO 80121	5,000	5,000	*	0
Charitable Remainder Trust of Susan A. Brasel, Timothy J Brasel TTEE 5770 S. Beech Ct. Greenwood Village, CO 80121	5,000	5,000	*	0
John Glotfelty 14003 Rosehill Lane Overland, KS 66221	4,000	4,000	*	0
Charitable Remainder Trust of Timothy J. Brasel 5770 S. Beech Ct. Greenwood Village, CO 80121	6,000	6,000	*	0
Paul Dragul 950 E. Harvard Avenue, Suite 500 Denver, CO 80210	20,000	20,000	*	0
Earnco MPPP 2560 W. Main St., #200 Littleton, CO 80120	20,000	20,000	*	0
The Laurick Trust (Stanley Gottlieb Trustee) 575 Cranbury Road East Brunswick, NJ 08816	20,000	20,000	*	0
MF LLC 14 Red Tail Drive Highland Ranch, CO 80126	30,000	30,000	*	0
GVI PS LLC 14 Red Tail Drive Highland Ranch, CO 80126	40,000	40,000	*	0
GVI PI LLC 14 Red Tail Drive Highland Ranch, CO 80126	40,000	40,000	*	0
CAM LLC 14 Red Tail Drive Highland Ranch, CO 80126	30,000	30,000	*	0
Jeff P. Ploen 6590 E. Lake Pl. Englewood, CO 80111-4411	20,000	20,000	*	0
Underwood Family Partners 2921 Cliffside Ct. Castle Pines, CO 80104	100,000	100,000	*	0
Stephen A. Garnock 30 Southgate Circle Massapequa Park, NY 11762	5,000	5,000	*	0

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Conrad Riggs 16577 Via Floresta Pacific Palisades, CA 90272	20,000	20,000	*	0
James Scoropuski 1 Acclaim Plaza Glen Cove, NY 11542	100,000	100,000	*	0
Woodland Partners 68 Wheatley Road Brookville, NY 11545	50,000	50,000	*	0
Baracuda Motors, Inc. 2936 Bay Drive Merrick, NY 11566	10,000	10,000	*	0
Robert Holmes 205 Asharokem Avenue Northpoint, NY 11768	20,000	20,000	*	0
Terry Phillips 2711 Royenwood Drive Midlothiam, VA 23113	40,000	40,000	*	0
Dianne Borden 19 Canterbury Place Cranford, NJ 07016	20,000	20,000	*	0
Thomas Allen Forti 7270 S. Logan St. Centennial, CO 80122	10,000	10,000	*	0
William C. Bossang A/C/F Rhett Bossang 11 Scotia Sea Newport Coast, CA 92657	8,000	8,000	*	0
Fiserv FBO William Bossang Sep IRA Spencer Edwards, Inc. 6041 S. Syracuse Way, #305 Englewood, CO 80111	10,000	10,000	*	0
The Cutler-Roth Family Trust(Dated Aug. 6, 2003) 1370 Skeel Drive Camarillo, CA 93010	10,000	10,000	*	0
Blackwoods Management Group LTD 55 Frederick Street Nassau, Bahamas	40,000	40,000	*	0
Ina Kagel 605 Walden Drive Beverly Hills, CA 90210	20,000	20,000	*	0
Performance Capital Group, LLC 14 Wall Street, 27th Fl. New York, NY 10005	20,000(5)	20,000(5)	*	0
The Riverview Group, LLC c/o Millenium Partners 666 Fifth Avenue, 8th Fl. New York, NY 10103	800,000	800,000	3.2%	0
London Family Trust 212 Aurora Drive Montecito, CA 93108	200,000	200,000	*	0
MacDonald J. Bowyer 15257 De Pauw Street Pacific Palisades, CA 90272	30,000	30,000	*	0

17

Russel Dixon P.O. Box 675683 Rancho Santa Fe, CA 92067	40,000	40,000	*	0
Adrian Hernandez 435 Orange Street Hanford, CA 93230	8,000	8,000	*	0
John A. Moore 101 Brookmeadow Road Wilmington, DE 19807	40,000	40,000	*	0
Scott A. Kunkel 7801 Mid Cities Blvd., #400 Forth Worth, TX 76180	5,000	5,000	*	0
Fowler Family Trust 210 Yerba Buena Avenue Los Altos, CA 94022	10,000	10,000	*	0
Lawrence J. Rubinstein & Camille S. Rubenstein 20 Oakwood Way West Windsor, NJ 08550	20,000	20,000	*	0
R.E. & M. Petersen Living Trust 6420 Wilshire Blvd., 20th Fl. Los Angeles, CA 90048	400,000	400,000	1.6%	0
Edwin Bertolas Revocable Living Trust 855 Cofair Court Solana Beach, CA 92075	12,000	12,000	*	0
Russell Candela 3 Bluebell Road Colts Neck, NJ 07722	20,000	20,000	*	0
Orlin M. Sorensen 22529 39th Avenue SE Bothell, WA 98021	24,000	24,000	*	0
Jeffrey Chandler P.O. Box 1192-6122 Paseo Delicias Rancho Santa Fe, CA 92067	60,000	60,000	*	0
Fenway Advisory Group Pension & Profit Sharing Group 1364 Stropella Road Los Angeles, CA 90077	50,000	50,000	*	0
John Nordstrom 9320 Orangewood Tr. Denton, TX 76207	5,000	5,000	*	0
Darcel A. Murphy 12913 Polvera Ct. San Diego, CA 92128	10,000	10,000	*	0
Geraldine Young 1840 Calistoga Dr. San Jose, CA 95124	20,000	20,000	*	0
William J. McCluskey 340 E. 63rd St., #6-A New York, NY 10021	20,000(5)	20,000(5)	*	0
Joseph P. Sullivan 184 S. Carmelina Avenue Los Angeles, CA 90049	30,000	30,000	*	0
Michael Neider 12095 N.W. 39th Street Coral Springs, FL 33065	24,000	24,000	*	0

18

HCFP Brenner Securities, LLC 888 Seventh Avenue, 17th Fl. New York, NY 10106	16,000	16,000	*	0
Chris Lowe 4400 N. Scottsdale Scottsdale, AZ 85251	20,000	20,000	*	0
Roger S. Haber C/o Kraditor & Harbor, P.C. 1212 Avenue of the Americas, 3rd Fl. New York, NY 10036	10,000	10,000	*	0
James Gandolfini c/o AFM 1212 Avenue of the Americas, 3rd Fl. New York, NY 10036	80,000	80,000	*	0
Steven Schirripa c/o AFM 1212 Avenue of the Americas, 3rd Fl. New York, NY 10036	10,000	10,000	*	0
Rosalind Wyman 10430 Bellagio Drive Los Angeles, CA 90077	8,000	8,000	*	0
Dawn M. Begam 30 North Strawberry Lane Morelau Hills, OH 44022	4,000	4,000	*	0
John E. Deeb 807 Linda Flora Drive Los Angeles, CA 90049	20,000	20,000	*	0
Paul Alberti 8172 Woodview Court Williamsville, NY 14221	10,000	10,000	*	0
Robert Chernow 4 Fox Run Lane Westport, CT 06880	40,000	40,000	*	0
Leonard Cohen 250 Broad Street Shrewbury, NJ 07702	10,000	10,000	*	0
Michael Cohen 15 Town Gate Lane Syosset, NY 11791	10,000	10,000	*	0
David M. Drury 1047 Center Oak Drive Pittsburgh, PA 15237	20,000	20,000	*	0
Jonathan Ellman 11 Western Road Wayland, MA 01778	10,000	10,000	*	0
Richard A. Falk 31 Kinross Drive San Rafael, CA 94901-2419	10,000	10,000	*	0
Anthony Kirincic 23 Villanova Laane Dix Hills, NY 11746	40,000	40,000	*	0
Ned Laybourne & Lynn Laybourne JTWROS 208 Knollcrest Court Martinez, CA 94553	20,000	20,000	*	0

19

Paul LeFevre 32 Moulton Road Duxbury, MA 02332	20,000	20,000	*	0
David & Patricia Lindner 3390 Jason Court Bellmore, NY 11710	40,000(5)	40,000(5)	*	0
Robert Melnick 1074 Bonnie Brae Boulevard Denver, CO 80209	20,000	20,000	*	0
Kevin O’Connell 3831 North Freeway Boulevard Sacramento, CA 95834	20,000	20,000	*	0
Marrion W. Peebles III 420 West 4th Street, Suite 202E Winston, NC 29101	10,000	10,000	*	0
Walter and Barbara Pollack JTWROS 5 Cross Timber Barrington Hills, IL 60010	10,000	10,000	*	0
Jed Raynor 140 South Ocean Avenue Freeport, NY 11520	10,000	10,000	*	0
Alan Schriber 2413 60th Avenue, S.E Mercer Island, WA 98040	20,000	20,000	*	0
Kevin Smith 1121 Chestnut Avenue Wilmette, IL 60091	20,000	20,000	*	0
Eric Tanner 3 Falconridge Coto De Caza, CA 92679	10,000	10,000	*	0
Rick Wilcoxen 456 Heights Road Ridgewood, NJ 07450	10,000	10,000	*	0
Orion Biomedical Offshore Fund, LP 787 7th Avenue, 48th Fl. New York, NY 10019	71,400	71,400	*	0
Orion Biomedical Fund, LP 787 7th Avenue, 48th Fl. New York, NY 10019	328,600	328,600	1.3%	0
Steve Zimmerman 212 Candi Lane Columbia, SC 29210	10,000	10,000	*	0
Russell J. Hampshire 19689 Horace Street Chatsworth, CA 91331	20,000	20,000	*	0
Kirlin Holding Corporation 6901 Jericho Turnpike Syosset, NY 11791	40,000(5)	40,000(5)	*	0
Ralph Karubian 5321 Franklin Avenue Los Angeles, CA 90027	40,000	40,000	*	0
Crotalus, Inc. 718 Lincoln Boulevard, Suite 2 Santa Monica, CA 90402	40,000	40,000	*	0

20

Karen Jennings 154 South Layton Drive Los Angeles, CA 90049	8,000	8,000	*	0
Smithfield Fiduciary LLC c/o Highbridge Capital Management, LLC 9 West 57th Street, 7th Floor New York, NY 10019	400,000	400,000	1.6%	0
Eckhard J. Schulz and Nancy A. Schulz, Trustees of the Schulz Family Trust U/D/T dated January 5, 1990, as amended 891 Campbell Avenue Los Altos, CA 94024	30,000	30,000	*	0
Matt Mogol 2037 Whitley Avenue Los Angeles, CA 90068	8,000	8,000	*	0
ISS Management LLC 4600 Campus, Suite 110 Newport Beach, CA 92660	20,000	20,000	*	0
Donehew Fund Limited Partnership 111 Village Parkway, Bldg. 2 Marietta, GA 30067	100,000	100,000	*	0
Costa Azul Alliance, SA C/o Rowland Day 18881 Von Karman, Suite 1500 Irvine, CA 92312	400,000	400,000	1.6%	0
Derinton Financial Limited C/o Rowland Day 18881 Von Karman, Suite 1500 Irvine, CA 92312	400,000	400,000	1.6%	0
Rowland W. Day II 18881 Von Karman, Suite 1500 Irvine, CA 92312	100,000	100,000	*	0
Robert H. Donehew 4405 Paper Mill Road Marietta, GA 30067	60,000	60,000	*	0
Aaron Shrira 614 Camden Drive Beverly Hills, CA 90210-3239	24,000	24,000	*	0
Medical Systems Development Corp Profit Sharing Trust 620 Village Trace Marietta, GA 30067	20,000	20,000	*	0
Gary Meyerson, MD 235 Trimble Chase Court Atlanta, GA 30342	20,000	20,000	*	0
Clarion Capital Corporation 1801 East 9th Street, Suite 1120 Cleveland, OH 44114	80,000	80,000	*	0
Clarion Partners, LP 1801 East 9th Street, Suite 1120 Cleveland, OH 44114	80,000	80,000	*	0

21

Morton A. Cohen TTEE FBO The Morton A. Cohen Revocable Living Trust 1801 East 9th Street, Suite 1120 Cleveland, OH 44114	40,000	40,000	*	0
Rossmor Limited Partnership 1801 East 9th Street, Suite 1120 Cleveland, OH 44114	80,000	80,000	*	0
Clarion Offshore Fund, LTD. Cayman Islands	80,000	80,000	*	0
Dynamic Equity Hedge Fund Ontario, Canada	20,000	20,000	*	0
Lendi LTD 1801 East 9th Street, Suite 1120 Cleveland, OH 44114	20,000	20,000	*	0
Richard Beleson 849 Union Street San Francisco, CA 94133	80,000	80,000	*	0
LIB Holdings 259 W. 10th St., #2H New York, NY 10014	40,000	40,000	*	0
PCG Tagi (Series J) LLC 360 North Crescent Drive, North Building Beverly Hills, CA 90210	600,000	600,000	1.6%	0
RG Securities 165 EAB Plaza, West Tower 6th Floor Uniondale, NY 11556	100,000(6)	100,000(6)	*	0
Jack Silver 920 5th Avenue New York, NY 10021	200,000	200,000	*	0
Gary Bryant 16 Carmel Woods Laguna Niguel, CA 92677	20,000	20,000	*	0
Al Kau 33671 Chula Vista Monarch Beach, CA 92629	20,000	20,000	*	0
David Duff 2845 Salado Trail Fort Worth, TX 76118	8,000	8,000	*	0
Robert W. Gile 7825 Hightower Dr Fort Worth, TX 76180	4,000	4,000	*	0
Stan Caplan 10180 Telesis Ct Suite 395 San Diego, CA 92121	20,000	20,000	*	0
Omicron Master Trust c/o Omicron Capital LLP 810 7th Avenue, 39th Floor New York, NY 10022	400,000	400,000	1.6%	0
Richard Lee 21151 Maria Lane Saratoga, CA 95070	40,000	40,000	*	0

22

Lori Pineda 16696 Magneson Loop Los Gatos, CA 95032	24,000	24,000	*	0
PMC Holdings, LLC 8436 W. 3rd St. #2H Los Angeles, CA 90048	40,000	40,000	*	0
CEOcast, Inc. 55 John Street—11th Floor New York, NY 10038	8,322	8,322	*	0
Tratamientos Avanzados de la Adicción S.L. Avda. Fuentalarreina 8 Madrid Spain 28007	835,916	835,916	3.4%	0
Scott Olson C/o J. P. Turner & Co. 3340 Peachtree Road, Suite 2300 Atlanta, Georgia 30326	1,575(3)	1,575(3)	*	0
JP Turner Partners C/o J. P. Turner & Co. 3340 Peachtree Road, Suite 2300 Atlanta, Georgia 30326	263(3)	263(3)	*	0
Patrick Power C/o J. P. Turner & Co. 3340 Peachtree Road, Suite 2300 Atlanta, Georgia 30326	262(3)	262(3)	*	0
Anthony Kirincic C/o Kirlin Securities, Inc. 6901 Jericho Turnpike Syosset, New York 11791	11,550(3)	11,550(3)	*	0
David Lindner C/o Kirlin Securities, Inc. 6901 Jericho Turnpike Syosset, New York 11791	11,550(3)	11,550(3)	*	0
Aeryn Seto C/o Kirlin Securities, Inc. 6901 Jericho Turnpike Syosset, New York 11791	1,200(3)	1,200(3)	*	0
Willliam Silva C/o Kirlin Securities, Inc. 6901 Jericho Turnpike Syosset, New York 11791	1,050(3)	1,050(3)	*	0
Kirlin Securities, Inc. 6901 Jericho Turnpike Syosset, New York 11791	14,650(3)	14,650(3)	*	0
RG Capital Fund, LLC C/o RG Securities, LLC 165 EAB Plaza, West Tower, 6th Floor Uniondale, New York 11556-0165	25,000(3)	25,000(3)	*	0
James Scibelli C/o RG Securities, LLC 165 EAB Plaza, West Tower, 6th Floor Uniondale, New York 11556-0165	25,000(3)	25,000(3)	*	0
Roth Capital Partners, LLC 24 Corporate Plaza Newport Beach, CA 92660	86,800(3)	86,800(3)	*	0

23

Michael Kirby C/o Spencer Edwards, Inc. 6041 South Syracuse Way, Suite 305 Englewood, Colorado 80111	20,055(3)	20,055(3)	*	0
Gordon Dihle C/o Spencer Edwards, Inc. 6041 South Syracuse Way, Suite 305 Englewood, Colorado 80111	3,677(3)	3,677(3)	*	0
Edward Price C/o Spencer Edwards, Inc. 6041 South Syracuse Way, Suite 305 Englewood, Colorado 80111	3,008(3)	3,008(3)	*	0
Len Rothstein C/o Western International Securities, Inc. 70 South Lake Avenue, Suite 700 Pasadena, California 91101	3,250(3)	3,250(3)	*	0
Richard Beleson 849 Union Street San Francisco, California 94133	16,000(4)	16,000(4)	*	0
Costa Azul Alliance, SA C/o Day & Campbell, LLP 2030 Main Street, Suite 1600 Irvine, California 92614	80,000(4)	80,000(4)	*	0
Rowland W. Day II, AS Trustee of the Day Family Trust Established April 30, 1990 C/o Day & Campbell, LLP 2030 Main Street, Suite 1600 Irvine, California 92614	20,000(4)	20,000(4)	*	0
Derington Financial Limited C/o Day & Campbell, LLP 2030 Main Street, Suite 1600 Irvine, California 92614	80,000(4)	80,000(4)	*	0
Donehew Fund Limited Partnership C/o Robert Donehew 4405 Paper Mill Road Marietta, Georgia 30067	20,000(4)	20,000(4)	*	0
Medical Systems Development Corp Profit Sharing Trust C/o Robert Donehew 4405 Paper Mill Road Marietta, Georgia 30067	4,000(4)	4,000(4)	*	0
Gary Meyerson, M.D. C/o Robert Donehew 4405 Paper Mill Road Marietta, Georgia 30067	4,000(4)	4,000(4)	*	0
Robert Donehew 4405 Paper Mill Road Marietta, Georgia 30067	12,000(4)	12,000(4)	*	0
Aaron Shrira 614 North Camden Drive Beverly Hills, California 90210-3239	19,200(4)	19,200(4)	*	0
Jack Silver 920 5th Avenue New York, New York 10021	50,000(4)	50,000(4)	*	0

24

Clarion Capital Corporation 1801 East 9th Street, Suite 1120 Cleveland, Ohio, 44114	16,000(4)	16,000(4)	*	0
Clarion Partners , L.P. 1801 East 9th Street, Suite 1120 Cleveland, Ohio, 44114	16,000(4)	16,000(4)	*	0
Clarion Offshore Fund, LTD. 1801 East 9th Street, Suite 1120 Cleveland, Ohio, 44114	16,000(4)	16,000(4)	*	0
Dynamic Equity Hedge Fund 1801 East 9th Street, Suite 1120 Cleveland, Ohio, 44114	4,000(4)	4,000(4)	*	0
Lendi LTD 1801 East 9th Street, Suite 1120 Cleveland, Ohio, 44114	4,000(4)	4,000(4)	*	0
Morton A. Cohen TTEE FBO The Morton A. Cohen Revocable Living Trust 1801 East 9th Street, Suite 1120 Cleveland, Ohio, 44114	8,000(4)	8,000(4)	*	0
Rosmor Limited Partnership 1801 East 9th Street, Suite 1120 Cleveland, Ohio, 44114	16,000(4)	16,000(4)	*	0
Westhaven Properties, Inc. C/o Day & Campbell, LLP 2030 Main Street, Suite 1600 Irvine, California 92614	80,000(4)	80,000(4)	*	0
Stephen Shapiro 62 Orchard Road Demarest, New Jersey 07627	12,500(4)	12,500(4)	*	0
Roy Lessard 7453 Fairway Road La Jolla, California 92037	3,200(4)	3,200(4)	*	0
Bob Miller The Trippoak Group, Inc. 499 Park Avenue, 20th Floor New York, NY 10022	12,500(4)	12,500(4)	*	0
Alan Budd Zuckerman Genesis Select Corporation 2033 11th Street Boulder, CO 80302	150,000(4)	150,000(4)	*	0
Xino Corporation 9025 Wilshire Blvd., Suite 301 Beverly Hills, CA 90211	360,000	360,000	1.4%	0
___________

*	Less than 1%.

(1)	This table is based upon information supplied to us by the Selling Shareholders.

(2)	Assumes that the Selling Shareholders sell all of the shares available for resale

(3)	Represents shares underlying warrants issued as compensation for acting as our placement agents in connection with the September 29, 2003 private placement to registered broker dealers or their affiliates who, with respect to the shares of our common stock they may sell pursuant to this prospectus, may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended.

25

(4)	Represents shares underlying warrants.

(5)	Represents shares issued at $2.50 per share to affiliates of registered broker dealers who, with respect to the shares of our common stock they may sell pursuant to this prospectus, may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended. The affiliates purchased the shares in the ordinary course of business, and at the time of the purchase had no agreements or understandings to distribute the securities.

(6)	Represents shares issued as compensation for acting as our placement agent in connection with the September 29, 2003 private placement to a registered broker dealer who, with respect to the shares of our common stock it may sell pursuant to this prospectus, may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Relationship of Selling Shareholders to the Company

Tratamientos Avanzados de la Adicción S.L. is owned and controlled by Dr. Juan José Legarda, a former member of our board of directors, and a member of our scientific advisory board and clinical advisory board. The registered broker dealers noted in footnotes (3), (5) and (6) above acted as our placement agents in connection with the September 29, 2003 private placement. None of the other Selling Shareholders listed above has held any position or office, or has had any material relationship, with Hythiam or any of our affiliates within the past three years.

PLAN OF DISTRIBUTION

We do not know of any plan of distribution for the resale of our common stock by the Selling Shareholders. Hythiam will not receive any of the proceeds from the sale by the Selling Shareholders of any of the resale shares.

We expect that the Selling Shareholders or transferees may sell the resale shares from time to time in transactions on the Amex or any exchange upon which the company may become listed, in privately negotiated transactions or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may sell the resale shares to or through broker-dealers, and such broker-dealers may receive compensation from the Selling Shareholders or the purchasers of the resale shares, or both.

At any time a particular offer of resale shares is made, to the extent required, a supplemental prospectus will be distributed which will set forth the number of resale shares offered and the terms of the offering including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for the resale shares purchased from the Selling Shareholders, any discounts, commission and other items constituting compensation from the Selling Shareholders and any discounts, concessions or commissions allowed or paid to dealers. We do not presently intend to use any forms of prospectus other than print

As noted in the table of Selling Shareholders, some of the Selling Shareholders are registered broker dealers or their affiliates who, with respect to the shares of our common stock they may sell pursuant to this prospectus, may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended. The Selling Shareholders and any broker-dealers who act in connection with the sale of resale shares hereunder may be deemed to be “underwriters” as that term is defined in the Securities Act and any commissions received by them and profit on any resale of shares might be deemed to be underwriting discounts and commissions under the Securities Act.

Any or all of the sales or other transactions involving the resale shares described above, whether by the Selling Shareholders, any broker-dealer or others, may be made pursuant to this prospectus. In addition, any resale shares that qualify for sale under Rule 145 of the Securities Act may be sold under Rule 145 rather than under this prospectus.

In order to comply with the securities laws of certain states, if applicable, the resale shares may be sold in such jurisdictions only through registered or licensed brokers or dealers.

The Selling Shareholders and any other persons participating in the sale or distribution of the resale shares will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act and the Exchange Act, including Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of our common stock by the Selling Shareholders or other persons. Under these rules and regulations, the Selling Shareholders and other persons participating in the sale or distribution:

26

●	may not engage in any stabilization activity in connection with our common stock,

●	must furnish each broker which offers resale shares covered by this prospectus with the number of copies of this prospectus and any supplement which are required by the broker, and

●	may not bid for or purchase any of our common stock or attempt to induce any person to purchase any of our common stock other than as permitted under the Exchange Act.

  These restrictions may affect the marketability of any resale shares offered by the Selling Shareholders.

We will make copies of this prospectus available to the Selling Shareholders and have informed the Selling Shareholders of the need for delivery of a copy of this prospectus to each purchaser of the resale shares prior to or at the time of any sale of the resale shares offered hereby.

We may suspend the effectiveness or use of, or trading under, the registration statement if we shall determine that the sale of any securities pursuant to the registration statement would:

●	materially impede, delay or interfere with any material pending or proposed financing, acquisition, corporate reorganization or other similar transaction involving the company for which we have authorized negotiations; materially adversely impair the consummation of any pending or proposed material offering or sale of any class of securities by the company, or

●	require disclosure of material nonpublic information that, if disclosed at such time, would be materially harmful to the interests of the company and our stockholders.

All costs and expenses associated with registering the resale shares being offered hereunder with the SEC will be paid by the company.

The Selling Shareholders may agree to indemnify certain persons including broker-dealers or others, against certain liabilities in connection with any offering of the resale shares including liabilities under the Securities Act. We have not agreed to indemnify any Selling Shareholders, their broker-dealers or others against any liabilities in connection with any offering of the resale shares including liabilities under the Securities Act. We may enter into agreements with the Selling Shareholders regarding, among other things, the ability of the Selling Shareholders to sell shares registered for resale under the registration statement and compliance by the selling stockholder with the Securities Act and the Exchange Act.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 200,000,000 shares of common stock, $0.0001 par value, and 50,000,000 shares of preferred stock, $0.0001 par value. The following description of our capital stock is intended to be a summary and does not describe all provisions of our certificate of incorporation or bylaws or Delaware law applicable to us. For a more thorough understanding of the terms of our capital stock, you should refer to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

As of June 21 , 2004, there were 24,975,207 shares of our common stock issued and outstanding, held by approximately 200 record holders and approximately 800 beneficial owners. In addition, as of June 21 , 2004, there were warrants and options outstanding to purchase approximately 5,816,808 shares of our common stock.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All issued and outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

     There are no shares of preferred stock designated or outstanding. The board of directors has the authority, without further action by the stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, or delaying or preventing a change in control without further action by the stockholders. No shares of preferred stock are outstanding and we have no present plans to issue any shares of preferred stock.

LEGAL MATTERS

     Certain legal matters in connection with this prospectus will be passed upon for us by Greenberg Traurig, LLP, Santa Monica, California. Greenberg Traurig, LLP and its attorneys hold no shares of our common stock, but have been issued non-qualified stock options to purchase up to 50,000 shares of our common stock, which vest one-third per year over three years.

BUSINESS

Overview

Background on Addiction

     Alcohol and drug abuse and addiction comprise a worldwide public health problem that affects many people and has wide-ranging social consequences. In 2002, an estimated 22 million Americans suffered from substance dependence or abuse due to drugs, alcohol or both, according to the National Survey on Drug Use and Health published by the Substance Abuse and Mental Health Services Administration (SAMHSA) in the U.S. Department of Health and Human Services. Summarizing data from the Office of National Drug Control Policy (ONDCP) and the National Institute on Alcohol Abuse and Alcoholism (NIAAA), the economic cost of alcohol and drug abuse exceeds $345 billion annually in the U.S., of which the health care component is over $41 billion and productivity losses account for approximately $245 billion. In comparison, the National Cancer Institute estimates that 9.6 million Americans suffer from cancer, and the Centers for Disease Control report on the Health Burden of Chronic diseases projects the economic cost of cancer in 2002 to total more than $170 billion, consisting of over $60 billion in direct medical costs, and over $110 billion for indirect costs such as lost productivity.

     Historically, the disease of addiction has been treated primarily through behavioral intervention, with fairly high relapse rates. SAMHSA reports that only 54% of those treated for alcoholism and 50% of those treated for cocaine and other stimulants complete the detoxification procedure. SAMHSA’s Drug and Alcohol Services Information System states that treatment completion rates in 2000 for outpatient treatment were only 41% for alcohol and 20% for cocaine. For patients who do complete treatment, the NIAAA reports relapse rates three months following treatment for alcohol dependence to be 50%. For the treatment of cocaine dependence, the Drug Abuse Treatment Outcome Survey (DATOS) reports a relapse rate of 69% one year following 90 days or less of outpatient treatment and 80% one year after 90 days or less of long-term residential treatment.

     Those suffering from alcohol and drug addictions have often been characterized as having social disorders or a lack of self-discipline, and there are relatively high relapse rates utilizing conventional treatment methodologies. We believe the medical community is ready for a new treatment approach. While we believe the psychological approach to addiction treatment is important, we recognize that physiological factors should be addressed first to provide the patient the best chance for recovery. We believe our physiological approach, focused on stabilizing neurological function, provides a substantial commercial opportunity.

Development of the Company

     Hythiam, Inc., incorporated in New York on February 13, 2003, was formed to research, develop and commercialize innovative technology to improve the treatment of alcoholism and drug addiction. The registrant, formerly known as Alaska Freightways, Inc., was incorporated in Nevada on June 1, 2000, and previously provided transportation services. On September 29, 2003, the registrant sold all of its assets and liabilities to certain stockholders, entered into a reverse triangular merger with Hythiam, and reincorporated in Delaware. Because Hythiam was the sole operating company, the merger was accounted for as a reverse acquisition, with Hythiam deemed the acquirer for accounting purposes.

     We have acquired, licensed and developed proprietary, patented and patent-pending treatment protocols designed to combat alcohol and drug addiction by treating the physiological component of the disease. Our first such proprietary technology, the HANDS Treatment Protocol™, is designed to treat addictions to alcohol, cocaine and other addictive stimulants—as well as combinations of these drugs. HANDS™ is a medically supervised treatment protocol for neurostabilization and detoxification from alcohol and/or addictive psychostimulants designed to simultaneously facilitate pain-free withdrawal, eliminate cravings and enhance cognitive function, resulting in accelerated recovery. Unlike many current practices for withdrawing addicted patients from alcohol, cocaine or other addictive stimulants, our HANDS Treatment Protocol eliminates the use of sedating medications, reduces inpatient treatment time, and requires no tapering or washout period.

      Our limited initial results indicate that the protocol may significantly reduce or eliminate withdrawal symptoms, have substantially higher completion rates than conventional treatments and, most importantly, eliminate the physical cravings that can be a major factor in relapse. By providing what we believe to be a more beneficial method for treatment of the physiological component of the disease, the HANDS Treatment Protocol can offer more patients an improved chance for recovery. Our initial results are based on a limited number of unpublished reports, primarily in Spain, and our very limited initial experience with a small number of patients in the United States. Such results were not obtained by formal research studies, may not be statistically significant, have not been subjected to detailed scientific scrutiny, and may not be indicative of the long-term future performance of our protocols. We intend to sponsor formal scientific studies for the protocols to further substantiate and confirm their clinical efficacy.

     Our plan is to apply our technology to an existing industry we view as fragmented with participants including health care providers such as physicians, psychologists, nurses, therapists, interventionists, counselors, hospitals, residential treatment centers, outpatient treatment facilities, and self-help groups. We expect patients to be referred for treatment by physicians and treatment centers using our technology through self-referrals, patients’ family members, friends, employers and associated unions, as well as employee assistance programs, criminal justice systems, health care providers, third party payors, and government agencies. We believe that the HANDS Treatment Protocol can provide a significant improvement to current treatment methodologies by reducing or eliminating the patient’s craving while increasing their cognitive function, resulting in reduced relapse rates and improved patient outcomes.

Plan of Operation

     Since we are a developing business, we have focused on completing the hiring of our senior management team and supporting staff, and the build-out, furnishing and equipping of our corporate offices. We plan to continue to invest in the infrastructure we believe we will need, both in management as well as systems and equipment, to develop, market and implement our business plan. Throughout the remainder of 2004 we will increase our staff, purchase equipment and develop information systems for new treatment sites opened by licensees.

     Over the coming year, we will continue to implement commercial operations, commence substantial marketing activities, and allocate significant and increasing resources to sales and marketing. Having entered into agreements with two licensed hospitals to date, we intend to enter into agreements with additional hospitals and licensed healthcare providers and increase the number of patients treated. As revenues are generally related to the number of patients treated, key indicators of our financial performance will be the number of facilities and healthcare providers that we are able to license our technology to, and the number of patients that are treated by those providers using the HANDS protocols.

     Our plan is to apply our technology to an existing industry we view as fragmented with participants including health care providers such as physicians, psychologists, nurses, therapists, interventionists, counselors, hospitals, residential treatment centers, outpatient treatment facilities, and self-help groups. We expect patients to be referred for treatment by physicians and treatment centers using our technology through self-referrals, patients’ family members, friends, employers and associated unions, as well as employee assistance programs, criminal justice systems, health care providers, third party payors, and government agencies. We believe that the HANDS Treatment Protocol can provide a significant improvement to current treatment methodologies by reducing or eliminating the patient’s craving while increasing their cognitive function, resulting in reduced relapse rates and improved patient outcomes.

Addiction as a Disease

     Recent scientific research provides evidence that not only can drugs interfere with normal brain functioning but can also have long-term effects on brain metabolism and activity. At some point, changes may occur in the brain that can turn drug and alcohol abuse into addiction, a chronic, relapsing illness. Those addicted to drugs may suffer from compulsive drug craving and usage and be unable to quit by themselves, and professional medical treatment is often necessary to end this physiologically based compulsive behavior.

     We believe that the ability to successfully treat addictions can have an effect not only on drug abusers, but on society as a whole by reducing the cost of treating the addiction as well as the cost of treating conditions attributable to substance abuse, decreasing related criminality and violence, and reducing the costs associated with high risk behavior. According to NIAAA, 44% of all deaths due to liver cirrhosis are alcohol related, with most of these deaths occurring in people 40 to 65 years old. One study found that 20 to 37% of all emergency room trauma cases involve alcohol use. (Roizen, J., Alcohol and Trauma, 1988.) Another studied the incidence of cardiomyopathy in asymptomatic alcoholic men, finding that 46% exhibited evidence of cardiomyopathy. (Rubin, E., The Effects of Alcoholism on Skeletal and Cardiac Muscle, 1989.)

     The consequences of alcoholism and alcohol abuse effect most American families. One study estimates that 20-25% of all injury-related hospital admissions are the result of alcoholism or alcohol problems. (Waller J., Diagnosis of Alcoholism in the Injured Patient, 1988.) According to the National Commission Against Drunk Driving, nearly 600,000 Americans are injured in alcohol-related traffic crashes each year, resulting in 17,000 fatalities.

     Cocaine and crack use place a heavy load upon our criminal justice system. According to a Bureau of Justice Statistics Bulletin, “Prisoners in 2001,” published in August 2002, approximately 20% of the 1.2 million state and 55% of the 143,000 federal prisoners were convicted of drug offenses. The ONDCP reports that over 30% of all arrestees test positive for cocaine or crack. In 2001, over 17% of all Federal defendants were charged with cocaine/crack drug offenses.

     The consequences of cocaine and crack use extend beyond the criminal justice system. The National Institute on Drug Abuse (NIDA) reports the medical complications of cocaine use to include heart arrhythmias and heart attacks, chest pain and respiratory failure, strokes, seizures, and headaches, as well as abdominal pain and nausea. NIDA also notes that there have been no medications available to treat cocaine addiction.

U.S. Market Opportunity

     The U.S. market consists of a broad spectrum of people who are addicted to or have cravings for alcohol, psycho-stimulants (e.g., cocaine, crack, methamphetamine, crystal meth, speed), tranquilizers and opiates (e.g., heroin, morphine, codeine, methadone, Vicodin®, OxyContin®, Darvon®, Dilaudid®, Demerol®). In 2002, an estimated 22 million Americans suffered from substance dependence or abuse due to drugs, alcohol or both, according to SAMHSA. According to the report, only 3.5 million individuals aged 12 or over received some kind of treatment, with 2 million treated at self-help groups offering psychological therapy. Further, according to NIAAA, approximately 50% of people treated for alcohol dependence relapse within three months, and 90% are likely to experience at least one relapse within 4 years.

     Relapse rates are higher for those suffering from cocaine addiction as opposed to alcohol. The DATOS reports cocaine relapse rates of 69% after one year for those undergoing 90 days or less of outpatient drug free treatment. For those undergoing 90 days or less of long-term residential treatment, relapse rates were 80% at one year post-treatment.

Due to the above factors, we believe there is a substantial market potential for our treatment protocols.

Development and Acquisition of Our Technology

     Our proprietary, patented and patent pending addiction treatment technology was developed by Dr. Juan José Legarda, a member of our scientific advisory board and clinical advisory board, and a European scientist educated at the University of London who has spent most of his professional career studying the science of addiction. Through his studies and research, Dr. Legarda discovered the adverse physical effects of addictions on the brain and began to develop treatment technologies that specifically focused on brain detoxification and recovery as a core part of addictive behavior modification.

     On August 15, 2000, Dr. Legarda was issued U.S. Patent No. 6,103,734 for the treatment of opiate addiction. This patent, which will expire on August 27, 2016, was acquired by a medical technology company now known as Xino Corporation, and we acquired the patent in August 2003 at a foreclosure sale of Xino’s assets by Reserva, LLC in satisfaction of debt owed to Reserva by Xino. Reserva is owned and controlled by Terren S. Peizer, our chairman and chief executive officer and majority shareholder.

     In 2002, Dr. Legarda filed Patent Cooperation Treaty (PCT) applications in Spain for treatment protocols that he developed for treating addictions to alcohol and cocaine, which remain pending. We acquired the rights to these patent filings in March 2003 through a technology purchase and license agreement with Dr. Legarda’s company, Tratamientos Avanzados de la Adiccion S.L. Subsequent to acquiring these rights, we filed U.S. patent applications based on the prior PCT filings, as well as provisional U.S. patent applications for additional treatment protocols for alcohol, cocaine and other addictive stimulants. If these patents are issued, they will expire 20 years from the dates of original filing. These issued and pending patents and ongoing improvements we continue to research and develop comprise our technology known as the HANDS Treatment Protocol™.

Our Solution

     Studies published by the National Institute on Drug Abuse (NIDA) and National Institute on Alcoholism and Alcohol Abuse (NIAAA) illustrate the neurochemical and physical changes to the brain wrought by chronic alcohol and drug abuse and dependence. These studies involve the use of objective analytical tools including Positron Emission Tomography (PET) as well as other diagnostic tools. In drug abuse research, PET scans are being used to identify the brain sites where drugs and naturally occurring neurotransmitters act, to show how quickly drugs reach and activate a neural receptor, and to determine how long drugs occupy these receptors and how long they take to leave the brain. PET is also being used to show brain changes following chronic drug abuse, during withdrawal from drugs, and while the research volunteer is experiencing drug craving. In addition, PET can be used to assess the brain effects of pharmacological and behavioral therapies for drug abuse (The Basics of Brain Imaging, NIDA).

     While treating the psychological component of the disease is important, Hythiam recognizes that physiological factors of addiction should be addressed first to provide patients with an improved chance for recovery. The HANDS Treatment Protocol™ is designed to treat alcohol, cocaine and other addictive stimulants, as well as combinations of these drugs, by targeting specific neurological transmitters and receptors which have been damaged as a result of chemical addiction and dependence.

      We license our HANDS Treatment Protocol to healthcare providers to treat addictions to alcohol, cocaine and other addictive stimulants—as well as combinations of these drugs. HANDS™ is a medically supervised treatment process in which designated prescription medications are administered in specific sequences, amounts and rates under the supervision of a licensed physician. The treatment is designed for detoxification, or the medically managed withdrawal from the psychoactive substance. HANDS also seeks neurostabilization, or stabilizing the patient’s brain chemistry, in order to eliminate cravings, enhance cognitive function and facilitate a pain-free withdrawal, thereby resulting in accelerated recovery. Limited initial results indicate that our protocols may significantly reduce or eliminate withdrawal symptoms, have significantly higher completion rates than conventional treatments, and reduce or eliminate the physical cravings that can be a major factor in relapse. Such results were not obtained by formal research studies, may not be statistically significant, have not been subjected to detailed scientific scrutiny, and may not be indicative of the long-term future performance of our protocols. We intend to sponsor formal scientific studies for the protocols to further substantiate and confirm their clinical efficacy.

      For the treatment of alcoholism, cocaine and other addictive stimulants, the HANDS Treatment Protocol consists of two to three consecutive days of detoxification treatment in a hospital or at a licensed healthcare facility, thereby reducing inpatient treatment time. For cocaine and other addictive stimulants there is a two day follow-up treatment three weeks later. Unlike traditional detoxification therapy, use of the HANDS Treatment Protocol is non-sedating and patients remain awake throughout their treatment. Our protocols do not use sedating medications such as long-acting benzodiazepines, and therefore do not require either gradually tapering off such medications or a washout period to allow the patient to fully recover from the sedative effects of such medications. The short period of inpatient stay during treatments provides patients convenience and the ability to manage their time away from work and family. We believe the short treatment period when using the HANDS Treatment Protocol is a major advantage over traditional treatments which typically consist of 5 to 14 days of combined inpatient detoxification and washout period, plus up to 28 days in a rehabilitation or residential treatment center. The traditional treatment requires extended time off work and away from family and friends. Approximately 73% of all current adult illicit drug users are employed, and loss of time from work can be a major deterrent for seeking treatment.

     We also provide hospitals and attending physicians with information and administrative services to facilitate continuing care services that help patients rebuild their lives after recovering from the physical effects of addiction, and learn new life skills to maintain sobriety.

Competition

     Conventional forms of addiction detoxification are typically conducted in medically supervised environments. Regardless of the approach, there is great variability in the durations of the detoxification procedure, the levels of medical supervision, the costs to the patients and the recidivism rates.

     Currently accepted practice for withdrawing patients from an addiction to alcohol consists of heavily sedating the patient at an inpatient hospital facility for a period of 3 to 5 days. Due to the heavy sedation, the patient typically is stabilized for an additional 5 to 7 days as a “washout.” This procedure, while medically necessary due to the dangers of convulsions when withdrawing alcoholics from alcohol, does not relieve the patient’s cravings or desire to drink. Further, the drugs typically used during this procedure can be addictive and may cause side effects.

     While withdrawal from cocaine addiction is not considered to involve a significant risk of death, current detoxification procedures are unpleasant. Following an extended period of dependence, cocaine addicts generally are unable to experience the feeling of pleasure during and following detoxification as a result of the effect of cocaine on the brain. Detoxification procedures typically involve the use of sedatives to assist patients through this difficult period. Cravings, however, are especially pronounced and may re-occur for months to years, and the medications most commonly used can be addictive and cause side effects.

     The addiction medication naltrexone is marketed by a number of generic pharmaceutical companies as well as under the trade name ReVia® by Bristol Myers Squib, and has been shown to reduce cravings in the treatment of alcoholism. However, naltrexone must be administered on a chronic or continuing basis and is associated with relatively high rates of side effects, including nausea. U.S. sales are estimated to be just under $25 million per year for this treatment. There are also a number of companies reported to be developing medications for reducing craving in the treatment of alcoholism. These include:

  Alkermes is developing a depot form of naltrexone. This product is a long-acting injectable form of naltrexone intended to be administered by a physician via monthly injections. A recent press release reports the product was found to reduce drinking in males by 20%, but to have no statistically significant impact on drinking in women. Alkermes reports that it intends to submit an NDA to the FDA by the end of 2004.
  Merck AG is developing acamprosate, an NMDA antagonist. The product must be taken two to three times per day on a chronic or long-term basis.

     We see these products as being potentially useful during the continuing care phase of treatment following treatment by the HANDS Protocols, but not being directly competitive. To the best of our knowledge, there are no treatments or medications available within the U.S. that reduce the cravings for cocaine, methamphetamine or other additive prescription psychostimulants.

     These detoxification procedures are conducted at public and private hospitals, and public and private addiction treatment facilities throughout the country. SAMHSA lists approximately 2,500 facilities that report conducting detoxification procedures.

     There are approximately 2,500 facilities reporting to the Substance Abuse and Mental Health Services Administration (SAMSHA) to provide detoxification services on an inpatient or outpatient basis. Well known examples of month-long residential treatment programs include The Meadows, Betty Ford Center, Hazeldon Institute and Sierra Tucson. In addition, individual physicians may provide detoxification treatment in the course of their practices. There appears to be no standard protocol or reliable reporting mechanism for measuring outcomes. SAMHSA reports that only 54% of those treated for alcoholism and 50% of those treated for cocaine and other stimulants complete the detoxification procedure. SAMHSA reports in its Drug and Alcohol Services Information System that treatment completion rates in 2000 for outpatient treatment were only 41% for alcohol and 20% for cocaine. These low treatment completion rates are directly related to relapse rates.

Our Competitive Advantage

     We believe the Hands Treatment Protocol offers an advantage to traditional alternatives because it provides a detoxification methodology that is non-sedating, can be completed in only two to three days, offers an immediate improvement in cognitive function, and reduces craving, a primary cause of relapse. For cocaine and other addictive stimulants there is a two day follow-up treatment three weeks later.

     Current treatments for detoxification from alcohol and addictive psychostimulants generally consist of administration of high doses of long-acting benzodiazepines over several days which results in sedation. In addition, these benzodiazepines are themselves potentially addictive. The dose of the benzodiazepines must be gradually reduced or tapered over time rather than abruptly halted, which could result in adverse reactions. Since these medications are long-acting, it takes a wash-out period of several days following the last dose before the patient fully recovers from the sedative effects.

      The HANDS Treatment Protocol™ for alcoholism consists of two consecutive days of detoxification treatment in a hospital or at a licensed healthcare facility. For cocaine and other addictive stimulants, the HANDS™ protocol consists of three consecutive days of detoxification treatment, with two consecutive days of follow-up treatment three weeks later. Patients are not sedated during the procedure, and most patients remain awake and comfortable throughout the procedure. To date, substantially all patients have completed the initial detoxification treatment procedure. We attribute the high completion rate to the fact that the voluntary procedure is designed to be comfortable and nonsedating, detoxification is completed within only two to three days (as compared to a week or more for many traditional treatment programs), and patients report experiencing increased mental clarity and focus (enhanced cognitive function), and significantly reduced or eliminated craving.

     A report of data collected retrospectively by the Spanish government on 221 patients treated by Dr. Legarda in Madrid, Spain as of March 2003 with the original protocol acquired by Hythiam showed the following results:

     100% of the 221 patients completed the treatment procedure. 21 of these patients did not enroll in an aftercare program, and their post-treatment outcomes were not included in the report. As of the date that the data was collected, the 200 patients were in various stages of aftercare, ranging from 3 months to over 23 months. Results for the patients who had completed or were scheduled to have completed 6 months and 23 months of aftercare are summarized below:

  6 months post-treatment, for 187 patients (excluding 8 patients whose aftercare appointments were delayed):
    75% retained in aftercare
    11% relapsed
    14% unknown status*

  23 months post-treatment, for 125 patients (excluding 4 patients whose aftercare appointments were delayed):
    61% retained in aftercare
    18% relapsed
    21% unknown status*

*	“unknown status” indicates patients who were no longer in an aftercare program, and whose outcome results were unknown. There is no available information to suggest either success or failure of the treatment program for these patients.

     At Little Company of Mary–San Pedro Hospital, 30 patients were treated from November 2002 through March 2004 with the HANDS Treatment Protocol, of whom over 60% had unsuccessfully undergone prior treatment. For 22 patients undergoing our HANDS for Alcohol protocol, 100% completed treatment and 77% are currently in remission, with one patient's current status unknown (5%).

     For eight patients undergoing our HANDS for Stimulants protocol at Little Company of Mary Hospital, 100% completed the initial treatment, and six completed the full treatment. Two patients completed the primary treatments but did not return for the follow-up treatments, against medical advice, and have relapsed. Two of the patients who completed the full treatment have relapsed. The other four patients report remaining in remission. We believe that the completion and success rates for the stimulants treatment may not be as high as the alcohol treatment, in substantial part because stimulants require a follow-up treatment three weeks after the initial detoxification treatment. Stimulants may also be more difficult addictions to treat, since the industry success rates for stimulants treatments are lower than for alcohol treatments generally.

      The most significant outcomes following treatment have included patient self-reports of increased mental clarity and focus (cognitive function) and loss of interest in and cravings for using the substance of addiction. Further, patients report the HANDS Treatment Protocol reduces or eliminates other common symptoms of Post Acute Withdrawal Syndrome (PAWS), including memory problems, emotional overreactions, sleep disorders, physical coordination problems and stress sensitivity.

     The results of these unpublished reports and very limited initial experiences were not obtained in formal research studies, may not provide a sufficient sample size to draw any conclusions regarding efficacy, and may not be indicative of the long-term future performance of our protocols. In addition, patients’ statuses may change after longer periods of post-treatment follow-up, negatively affecting the overall results of the treatment outcomes collected to date. We intend to sponsor formal scientific studies for the protocols to further substantiate and confirm their clinical effectiveness. Formal research, further studies, independent research reports or reviews may qualify or contradict the limited results that we have observed.

     We believe that the total cost of providing treatment using the HANDS Treatment Protocol falls within the typical range of prices for conventional treatment programs. We also believe that treatment using our protocols can have higher completion rates, greater compliance, elimination of withdrawal symptoms, reduction or elimination of cravings, improved cognitive functioning and potentially lower relapse rates. The following is a list of advantages we believe our treatment technologies may demonstrate over traditional treatment methodologies:

1.	The HANDS Treatment Protocol™ requires substantially less treatment time than do current treatment regimens. Current practice for detoxification from alcohol, cocaine and other addictive stimulants can require from 5 to as many as 14 days of combined inpatient treatment and washout period. The HANDS Treatment Protocol for alcohol, cocaine and other addictive stimulants takes less than one hour per day for two to three consecutive days of treatment. For cocaine and other addictive stimulants there is a two day follow-up treatment three weeks later. Since treatment using the HANDS Treatment Protocol can be completed in 2 to 3 days at a time, individuals can return to work and their families with minimal time off or time away from normal activities. According to the New York State Office of Alcoholism and Substance Abuse Services, approximately 73% of all current adult illicit drug users are employed, and loss of time from work can be a major deterrent for seeking treatment.

2.	The HANDS Treatment Protocol eliminates the need for sedating medications traditionally utilized for detoxification from alcohol, cocaine and other addictive stimulants. In addition to the problems associated with sedation, the most commonly utilized medications such as Valium® (diazepam), Ativan® (lorazepam), and Xanax® (alprazolam) can themselves pose a significant risk of addiction and require a time-intensive dose tapering and washout period.

3.	The completion rate for treatment for alcohol addiction using the HANDS Treatment Protocol has been 100% for all patients treated to date, compared to current detoxification procedures for alcohol that have a completion rate of 54%, according to SAMHSA.

4.	Treatment using the HANDS Treatment Protocol usually results in elimination of cravings and an improvement in cognition. Improved cognitive abilities, coupled with reduced or eliminated craving, can result in improved judgment and may be a factor in the reduced incidence of relapse compared to traditional therapies. Immediately following completion of treatment using the HANDS Treatment Protocol, most patients have reported no interest in drinking or using cocaine or other addictive stimulants.

Our Strategy

     We generate revenues by charging fees to licensed healthcare providers for access to our proprietary protocols and the right to use them in treating their patients, and for providing administrative management services in connection with the HANDS treatments. The administrative services we offer include providing on-site liaisons, client and hospital education, continuing care information, marketing and sales support, data collection and aggregation, patient registration and patient follow-up data collection.

     We intend to: (1) exploit our current proprietary, patented and patent-pending treatment technology by expanding the number of treatment sites that license our technology; (2) on behalf of healthcare providers licensing our technology, identify, market to and facilitate access to aftercare treatment centers; and (3) acquire, license, develop and bring to market new addiction treatment protocols via our own internal research and development as well as strategic alliances with major research institutes worldwide.

1. Expand the Number of Inpatient Treatment Sites

We currently have a multi-year contract with a hospital and drug addiction treatment facility in the greater Los Angeles area which is licensing and utilizing the HANDS Treatment Protocol™. For the year ended December 31, 2003, HANDS™ licensing fees from this hospital accounted for 100% of our revenues. Building upon our initial site in California, we intend to develop a system of licensees within the U.S. authorized to use the HANDS Treatment Protocol in treating addictions to alcohol, cocaine, and other addictive stimulants, as well as combinations of these drugs.

We are actively engaged in seeking to expand our base of treatment sites, focusing on large metropolitan areas within the U.S. We will focus our expansion plans on densely populated cities, particularly in states where patients are migrating to other states for treatment at residential facilities. We believe our treatment protocols will provide hospitals and physicians access to an affordable and convenient treatment alternative for their substance abuse patients.

2. Market to Aftercare Treatment Centers

The HANDS Treatment Protocol is designed not only to provide a rapid means for completing detoxification, but also to reduce or eliminate the patient’s cravings for alcohol or addictive stimulants. We believe this to be a critical first step which can accelerate the recovery process. We intend to identify treatment centers that focus on providing recovery-related aftercare, and to facilitate access to this care.

3. Develop New Addiction Treatment Protocols

Our goal is to bring new treatment protocols to market on an ongoing basis. We will seek to acquire or license new addiction treatment protocols that may be developed in the future. Further, we intend our internal research programs will utilize an array of alliances and partnerships with other organizations specializing in the research and development of new addiction treatment technologies. We believe that this research alliance strategy will seek to create, maintain and strengthen our position as a leader in addiction treatment technology.

Our Technology, Products and Services

     Our addiction treatment technology is based on studies and research on the adverse physical effects of addictions on the brain and the development of treatment technologies that specifically focus on detoxification and restoration of damaged neurons as a core part of addictive behavior modification, to minimize cravings for drugs and alcohol and improve the cognitive function of the patient. Our treatment protocols seek to restore damage to the brain caused by addiction. We have labeled this proprietary treatment protocol the HANDS Treatment Protocol™. Our products and services include the different treatment protocols for alcohol, cocaine and other addictive stimulants we license to hospitals and other healthcare providers. We also offer administrative services that we plan to make available to our clients, including provision of an on-site liaison, marketing and sales support, data collection and aggregation, patient registration and patient follow-up data collection.

     The HANDS for Alcohol Protocol consists of:

  a medical examination, including specific laboratory tests, prior to initiation of treatment administration of prescription medications during two days of detoxification treatment amino acids
  nutrients and vitamins
  discharge medication prescription

     The HANDS for Stimulants Protocol consists of:

  a medical examination, including specific laboratory tests, prior to initiation of treatment administration of prescription medications during three days of detoxification treatment return three weeks later for an additional two days of follow-up treatment amino acids
  nutrients and vitamins
  discharge medication prescription

     Detoxification is completed following the first day of treatment. Cognitive enhancement and craving reduction and elimination are completed following the second and third day of treatment. The cognitive enhancement and craving reduction and elimination are surrogate markers for the physiological change and neurostabilization of the brain.

     The prescription medications used in the HANDS Protocols are FDA approved and readily available from a hospital or outside pharmacy. While our protocols call for the use of these prescription drugs for the treatment of chemical dependency and drug addiction, conditions not named in the drugs’ official labeling, licensed physicians are permitted to prescribe prescription drugs for off-label uses in the independent practice of medicine, and we therefore do not believe our protocols require FDA approval.

Research and Development

     We intend to continually enhance our addiction treatment technology and products as well as research and develop new products to maintain technological competitiveness and deliver increasing value to new and existing customers. We are in the process of seeking to establish research collaborations with researchers specializing in the science of addiction.

     We will continue to expand our target market by acquiring or licensing treatment methods for other substance dependencies and addictions as new technology is developed and becomes available.

Sales and Marketing

     Substance dependency is a worldwide problem with dependency rates continuing to rise despite the efforts by national and local health authorities to curtail its growth. We will initially focus on expanding our presence in the U.S. market by targeting geographic areas with high numbers of substance dependent individuals and licensing our protocols and providing our services to healthcare providers in those areas. We will focus our direct sales efforts on recruiting new hospital sites in identified target markets to expand our number of treatment site customers.

     Our marketing strategy is based upon developing and promoting a comprehensive treatment approach integrating proprietary state-of-the-art treatment protocols, assessment tools, education, and information about aftercare programs. We will co-promote programs with our licensees through Internet marketing, direct mail, and local sponsorship of professional education programs. On a national level, we will promote our proprietary brands through professional journal advertising, direct mail, Internet marketing, and sponsorship of educational programs. In addition to our goal of the HANDS Treatment Protocol™ becoming the preferred treatment method for individuals seeking to pay for treatment privately, we believe that third party payors, including entities from both the government and private sectors, will be important to our long-term growth. We will conduct business development initiatives to secure the acceptance and endorsement of treatment using our protocols as appropriate for reimbursement by third party payors, nationally recognized addiction treatment organizations and governmental organizations.

     HANDS is currently used only for private pay patients, and no reimbursement is sought from Medicaid, insurance or other third-party reimbursement. In developing our marketing plan, we have taken into consideration the following market dynamics for our efforts:

Traditional Payors

1. Private Pay

According to reports by SAMHSA, of persons aged 12 or older who received any alcohol or illicit drug treatment, more paid for all or part of their most recent treatment with their own savings or earnings (or those of family or friends) than any other source (47.4%). We will initially focus our efforts on targeted communication emphasizing that the cost effectiveness of treatment using the HANDS Treatment Protocol™ will provide private pay patients with a preferred alternate choice for treatment. We will communicate the benefits of the HANDS Treatment Protocol, which include a short-term inpatient treatment time of two or three consecutive days for alcohol, cocaine and other stimulant dependence. For cocaine and other addictive stimulants there is a two day follow-up treatment three weeks later. Compared to the typical 7 to 14 days of combined inpatient and washout period for sedative-based detoxification, use of the HANDS Treatment Protocol can significantly reduce the disruption to patients’ lives caused by treatment. Detoxification using the HANDS Treatment Protocol can easily be fit into a weekend or short absence from work. Further, the HANDS Treatment Protocol is designed to significantly improve aftercare compliance and success by reducing relapse rates.

2. Managed Care, Insurance and other Third-Party Reimbursement

In order to compete effectively for managed care agreements and receive adequate reimbursement from payors for treatment using our protocols, healthcare providers must demonstrate that use of the HANDS Treatment Protocol is a beneficial and cost effective treatment. We will, through our clinical and market research activities, gather and disseminate appropriate data to the payors that should validate the benefits and cost effectiveness of treatment using the HANDS Treatment Protocol. We believe the economic benefits provided by the HANDS Treatment Protocol include reduction in healthcare costs and improved membership retention, while providing positive medical outcomes. We plan to include or contract directly with disease state management providers in the design and conduct of our outcome studies.

3. Medicaid

We intend to solicit Medicaid endorsements of treatment using our protocols on a state-by-state basis utilizing outcomes data developed by our licensees. Based upon initial results, our HANDS Treatment Protocol can offer better outcomes than traditional approaches. To date, 100% of the patients treated by physicians using the HANDS Treatment Protocol for alcohol have completed treatment, compared to the national average of 54% for alcoholism.

Other Payor Groups

1. Employee Assistance Programs

Approximately 15% of the American workforce is unionized. Many of these unions and large employers support employee assistance programs (EAPs) that are well positioned to assist employees with a variety of social, legal, financial, and medical issues including drug addiction. For many blue-collar workers with addictive disabilities, EAPs are the first line of defense and support. For us, these EAPs may provide a potential referral source for centers that license our technology for qualified clients with third-party financial support. According to InfoUSA, there are approximately 1,100 EAPs in the United States. We plan to begin addressing this market by targeting discussions with large benefit companies that administer EAPs.

2. Drug Courts and Prison Systems

According to a Bureau of Justice Statistics Bulletin, “Prisoners in 2001,” published in August 2002, approximately 20% of the 1.2 million state and 55% of the 143,000 federal prisoners were convicted of offenses. A significant number of state and federal prisoners receive alcohol treatment after admission into prison. We believe that state and federal prison systems are in need of a more beneficial and convenient treatment alternative and we intend to solicit major prison systems to utilize our protocols. More importantly, we will seek to work with state and federal justice systems to intervene prior to incarceration with a goal reducing the number of drug offenders admitted into prison.

Drug courts first came to prominence in 1989 as a means to deal with the growing number of alleged involved with substance abuse. According to the “Drug Court Activity Fact Sheet, May 9, 2003,” the of drug courts grew to 475 in 1999 and as of May 1, 2003, there are 1,042 drug courts located in all 50 with over 400,000 participants to date. Drug courts generally encourage the user to seek treatment in lieu incarceration. We will seek to engage and educate all parties (judges, attorneys, physicians, counselors) influence the selection of the drug treatment facility.

3. Employers

Many large employers are self-insured and use an insurance company as a third-party administrator to benefit claims. As such, these employers have a direct vested interest in reducing healthcare costs. According to most recent reports by ONDCP and NIAAA, productivity losses resulting from drug abuse in 2000 amounted to approximately $110 billion and productivity losses resulting from alcoholism was $134 billion 1998. We plan to educate and directly solicit large employers and employer coalitions. By communicating both employer coalitions and trade unions, we believe that treatment provided using the HANDS™ protocols can become the treatment of choice for substance abuse.

4. Federal and State Governments

We believe the U.S. Government will be a significant third-party payor as well as a potential referral source our customers. It finances TRICARE, CHAMPUS, the Veterans Administration hospital system, and drug abuse education and prevention programs. California’s Proposition 36 and Arizona’s Proposition 200 redirect the states’ priorities back towards rehabilitation as opposed to punishment, and may provide us an opportunity to work with both states’ criminal justice systems.

Product Marketing

We anticipate that our product marketing will be done in two ways:

  broad awareness

  focused target market initiatives.

     Broad awareness will be done via our consumer website, press releases, endorsements, printed media advertising, internet promotions and local radio, television and print media coverage. We will support local targeted marketing efforts of the hospitals, healthcare facilities and other healthcare providers that license our HANDS™ treatment technologies. Additional target market campaigns may be accomplished via local publications, direct mail, seminars, forums, tradeshows, and email to generate referral sources and referrals.

Public Relations

     The goal of our public relations program will be to promote awareness and generate leads from referral sources, healthcare professionals and organizations, government agencies, and end users. This may be done via press releases, endorsements, and media placement campaigns. The forms of media that will be targeted for placement will be local radio segments, print articles, internet postings, local, regional, and national television/radio segments and stories. We believe this form of awareness/lead generation to be superior to advertising both in terms of quality of awareness and number of leads generated.

Advertising

     We anticipate that advertising will be limited to local publications in regional treatment center areas, specific trade publications for occupations with high substance dependence rates, healthcare professional publications with subscribers who would be good referral sources and top Internet search engines.

Strategic Alliances

     The organizations listed below are indicative of the types of entities with whom we will seek to develop alliances. Developing such alliances will be an important component of our success when entering new markets, developing referral sources for our customers and growing market share.

1. Residential Treatment Centers

Most residential treatment centers rely on local hospitals to provide detoxification treatment for patients prior to admission to the residential program. We will seek to identify and provide information to these treatment facilities on behalf of our hospital affiliates and licensees to facilitate their ability to provide patients with the combined benefits of treatment using the HANDS Treatment Protocol™ and the residential aftercare program.

2. Community-Based Clinics

Community-based clinics, whose patients include families of abuse, drunk drivers, drug abusers, etc., are a regular source of referrals for hospitals. We will seek to educate these clinics on the value and benefits of our treatment methods. We believe that the relatively low treatment dropout rate and recidivism rate and greater compliance for our treatment protocols may offer a competitive advantage for the clinics that can offer their patients access to treatment using our protocol.

3. Proprietary for Profit, Government, and Private Not-for-Profit Treatment Programs

These types of organizations provide a variety of recovery treatment services. We will seek to enter into agreements with these organizations, pursuant to which we will license the HANDS Treatment Protocol and provide our services, including the facilitation of continuing care.

Proprietary Rights and Licensing

     Our success depends upon a number of factors, including our ability to protect our proprietary technology and operate without infringing on the proprietary rights of others. We rely on a combination of patent, trademark, trade secret and copyright laws and contractual restrictions to protect the proprietary aspects of our technology. To help ensure compliance with our license/joint venture agreements, we intend to deploy onsite directors. In March 2003, we acquired the patent-pending treatment protocols for alcohol and cocaine, which we have branded the HANDS Treatment Protocol™. We have the following branded trade names:

  Hythiam™

  HANDS™

  The HANDS Patient Protocol™

  HANDS Treatment Protocol™

     We impose restrictions in our protocol license agreements on our customers’ rights to utilize and disclose our technology. We also seek to protect our intellectual property by generally requiring employees and consultants with access to our proprietary information to execute confidentiality agreements and by restricting access to our proprietary information. We require that, as a condition of their employment, employees assign to us their interests in inventions, original works of authorship, copyrights and similar intellectual property rights conceived or developed by them during their employment with us.

Employees

      As of June 21 , 2004, we employed a total of approximately 32 persons. We anticipate hiring additional employees over the next year to meet our growth expectations. With the exception of our executive officers, all of our employees are at will. Our chairman and chief executive officer, Terren S. Peizer, director and chief operating officer, Anthony M. LaMacchia, chief financial officer, Chuck Timpe, senior vice president of sales, James W. Elder, and senior vice president of medical affairs, David E. Smith, M.D. are each party to an employment agreement which, subject to termination for cause or good reason, has a term of four or five years. We have not experienced any problems in attracting and retaining desirable employees, and we believe our relationships with our employees are good.

PROPERTY

     Our principal executive offices, including all of our sales, marketing and administrative functions, are located in leased office space of approximately 10,688 square feet in Los Angeles, California. The lease commenced on December 15, 2003, and has an initial base rent of approximately $33,000 per month, subject to annual adjustment over its seven-year term. We believe this facility will be adequate to meet our needs for the foreseeable future. As we expand, we may lease additional regional office facilities, as necessary, to service our customer base.

LEGAL PROCEEDINGS

     From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of the date of this prospectus, we are not currently involved in any legal proceeding that we believe would have a material adverse effect on our business, financial condition or operating results.

MARKET FOR OUR SECURITIES

Market Information

     Our common stock is listed for trading on the American Stock Exchange under the symbol “HTM.” Prior to December 15, 2003, the stock was quoted on the OTC Bulletin Board. Following is a list by fiscal quarters of the sales prices of the stock:

	Sales Prices
2004	High	Low

1st Quarter	$8.40	$4.13

2003	High	Low

4th Quarter	$7.50	$6.70
3rd Quarter(2)(4)	$7.10	$7.10
2nd Quarter(2)	$0.54	$0.52
1st Quarter(3)	—	—

2002	High	Low

4th Quarter(2)	$0.54	$0.50
3rd Quarter(1)(2)	$0.54	$0.54
2nd Quarter(1)	—	—
1st Quarter(1)	—	—

Notes to Stock Price Table:

(1)	There were no trades reported on the OTCBB prior to September 27, 2002.
(2)	Adjusted to reflect a 2.007 for one forward stock split on September 30, 2003, and rounded down to the next whole cent.

Over-the-counter market quotations may reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

(3)	There were no trades reported on the OTCBB during this quarter.
(4)	Hythiam, Inc. merged with the registrant on September 29, 2003. See “Background on the Merger” under “Selling Shareholders” on page 14. There were no trades reported on the OTCBB during this quarter prior to that date.

     On June 21 , 2004, the last reported sale price of our common stock on the Amex was $4.00 per share.

Holders and Dividends

     As of June 21 , 2004, there were approximately 200 record holders and approximately 800 beneficial owners of our common stock.

     We have never declared or paid any dividends. We may, as our board of directors deems appropriate, continue to retain all earnings for use in our business or may consider paying dividends in the future.

SELECTED FINANCIAL DATA

     The following selected financial data is qualified by reference to, and should be read in conjunction with, the Financial Statements of the Company and related Notes thereto included in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(In thousands, except per share amounts)
		Period from
		February 13,
		2003
		(Inception)
	Three Months	through
	ended March 31,	December 31,
	2004	2003

STATEMENT OF OPERATIONS DATA
Revenues	$67	$75
Operating expenses
General and Administrative
Salaries and benefits	1,288	1,617
Other expenses, including $568 and $337 related to stock-based payments	1,686	1,928
Depreciation and amortization	143	75

Total operating expenses	3,117	3,620

Loss from operations	(3,050)	(3,545)
Interest income	40	41

Loss before provision for income taxes	(3,010)	(3,504)

Provision for income taxes	2	—

Net loss	$(3,012)	$(3,504)

Basic and diluted loss per share	$(0.12)	$(0.21)

Weighted average shares outstanding	24,613	16,888

CASH FLOW STATEMENT DATA
Net cash used in operating activities	$(2,408)	$(1,675)
Net cash provided by (used in) investing activities	634	(16,226)
Net cash provided by financing activities	—	21,345

BALANCE SHEET DATA (as of March, 31, 2004 and December 31, 2003)
Cash and cash equivalents	$1,670	$3,444
Total current assets	14,711	17,344
Total assets	20,135	22,580
Total liabilities	2,065	2,092
Stockholders’ equity	18,070	20,488

Note: Corresponding comparative information for the period ended March 31, 2003 is not included because it was immaterial for the prior period and would provide no useful information to the investor since business activity had not yet commenced.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes, and the other financial information included in this prospectus.

Forward-Looking Statements

     The forward-looking comments contained in the following discussion involve risks and uncertainties. Our actual results may differ materially from those discussed here due to factors such as, among others, limited operating history, difficulty in developing, exploiting and protecting proprietary technologies, intense competition and substantial regulation in the healthcare industry. Additional factors that could cause or contribute to such differences can be found in the following discussion, as well as under the “Risks Factors” heading beginning on page 3.

Overview

     Hythiam Inc. is a healthcare services management company formed for the purpose of researching, developing, licensing and commercializing technologies designed to improve the treatment of alcoholism and drug addiction. Our HANDS Treatment ProtocolTM is designed for use by healthcare providers to treat addictions to alcohol, cocaine and other addictive stimulants, as well as combinations of these drugs. HANDSTM is a medically supervised treatment protocol for neurostabilization and detoxification from alcohol and/or addictive psychostimulants designed to simultaneously eliminate cravings, enhance cognitive function and facilitate a pain-free withdrawal, resulting in accelerated recovery.

     We are a development-stage company, have been unprofitable since our inception and expect to incur substantial additional operating losses for at least the foreseeable future as we incur expenditures on research and development, implement commercial operations and allocate significant and increasing resources to sales, marketing and other start-up activities. Accordingly, our activities to date are not as broad in depth or scope as the activities we may undertake in the future, and our historical operations and financial information are not necessarily indicative of the future operating results or financial condition or ability to operate profitably as a commercial enterprise.

     From inception through March 31, 2004, we have recognized license fee revenues for a limited number of patients who have been treated at Little Company of Mary–San Pedro Hospital using the HANDS Treatment Protocol. In November 2003 we signed a three-year contract with that hospital, and in May 2004 signed a contract with Lake Chelan Community Hospital of Washington. We intend to enter into similar agreements with additional hospitals and licensed healthcare providers and increase the number of patients treated.

     We have devoted substantially all of our cash resources to date to the payment of salaries and benefits, legal and professional and other general and administrative expenses. During 2003 and through March 31, 2004, we used approximately $4 million in operations and approximately $3 million in capital expenditures and acquisition of intellectual property, leaving a balance of approximately $14 million in cash and marketable securities at March 31, 2004. As we implement commercial operations and allocate significant and increasing resources to sales, marketing and other start-up activities, we expect our monthly cash operating expenditures to increase to an average of approximately $1.1 million per month for the remainder of 2004, excluding operating costs related to planned treatment sites.

     We may seek to raise additional funding through public or private financing or through collaborative arrangements with strategic partners. We may also seek to raise additional capital through public or private placement of shares of preferred or common stock, in order to increase the amount of our cash reserves on hand.

Our Offices

     We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 11150 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025, and our telephone number is (310) 444-4300. Our website is located at www.hythiam.com. Information contained on our website is not incorporated by reference into this report and you should not consider information on our website a part of this report.

Results of Operations

     During the period from February 13, 2003 (Inception) to March 31, 2003, we had not commenced any business activities. The following table presents statements of operations data for each of the quarters from inception through 2003 year end, and unaudited information for the quarter ended March 31, 2004. We believe that all necessary adjustments have been included to present fairly the quarterly information when read in conjunction with our annual financial statements and related notes. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter.

		Quarter Ended

	June 30,	September 30,	December 31,	March 31,
	2003	2003	2003	2004

	(in thousands, except per share amounts)
Revenues	$—	$44	$31	$67
Operating expenses
General and administrative
Salaries and benefits	63	364	1,190	1,288
Other expenses	138	515	1,275	1,686
Depreciation and amortization	—	9	66	143

Loss from operations	(201)	(844)	(2,500)	(3,050)
Interest income	—	3	38	40
Loss before provision for
income taxes	(201)	(841)	(2,462)	(3,010)
Provision for income taxes	—	—	—	2

Net loss	$(201)	$(841)	$(2,462)	$(3,012)

Basic and diluted loss per share	$(0.02)	$(0.06)	$(0.13)	$(0.12)

Revenues

     We have a limited history of operations, have not yet commenced substantial marketing activities, and have not generated significant revenues from operations. From inception through March 31, 2004, we have recognized license fee revenues for a limited number of patients who have been treated at Little Company of Mary–San Pedro Hospital using the HANDS Patient Protocol. In November 2003 we signed a three-year contract with that hospital formalizing the previous arrangements and setting forth the terms of our licensing agreement, and in May 2004 signed a five-year contract with Lake Chelan Community Hospital of Washington. These contracts provide for the licensing of our proprietary treatment protocols and the provision of additional services, including data collection and reporting and marketing services. Our combined fees for the licensed technology and services are set on a per patient basis. As we implement commercial operations and allocate significant and increasing resources to sales and marketing, we intend to enter into similar agreements with additional hospitals and licensed healthcare providers and increase the number of patients treated.

     We generate revenues from fees that we charge to hospitals, healthcare facilities and other healthcare providers that license our HANDSTM protocols. Revenues are generally related to the number of patients treated. Key indicators of our financial performance in the future will be the number of facilities and healthcare providers that will contract with us to license our technology and the number of patients that are treated by those providers using the HANDS protocols. As of the date of this prospectus we had two hospitals under contract with a limited number of patients treated using the HANDS protocols.

Expenses

     We have devoted substantially all of our resources to the payment of salaries and benefits, legal and professional and other general and administrative expenses during our start-up period. In the quarter ended March 31, 2004, our total operating expenses were approximately $3.1 million, of which $1.3 million was attributable to salaries and benefits. We expect salaries and benefit costs to continue to increase by 10 to 15% per quarter as we add staff to support our anticipated growth. Rent expense increased by $53,000 over the prior quarter as a result of the commencement of our new office lease at the beginning of the quarter. Accounting, auditing and legal fees increased by $128,000 from the prior quarter primarily due to costs related to completing our annual audit and filing our annual report on Form 10-K and this registration statement during the quarter ended March 31, 2004.

     We have also expended approximately $2.4 million in lease build-out costs, computer hardware and software costs, telephone and communication systems, office furniture and other office equipment in connection with the opening of our corporate offices in new lease space. We have invested in the infrastructure we believe we will need, both in management as well as systems and equipment, to develop, market and implement our business plan.

Liquidity and Capital Resources

     We have financed our operations since inception primarily through the sale of shares of our stock. Last year we received net proceeds of approximately $21 million from the private placement of equity securities. During 2003 and through March 31, 2004, we used approximately $4 million in operations and approximately $3 million in capital expenditures and acquisition of intellectual property, leaving a balance of approximately $14 million in cash, cash equivalents and marketable security investments at March 31, 2004.

     Since we are a developing business, our prior operating costs are not representative of our expected on-going costs. In the first quarter of 2004 we have focused on completing the hiring of our senior management team and supporting staff, and have begun to devote resources to marketing and business development. As we implement commercial operations and allocate significant and increasing resources to sales, marketing and other start-up activities, we expect our monthly cash operating expenditures in 2004 to increase to an average of approximately $1.1 million per month for the remainder of the year, excluding operating costs related to planned treatment sites.

     In the first quarter we expended approximately $300,000 to complete the build-out, furnishing and equipping of our new corporate offices. We plan to spend approximately $800,000 in additional capital expenditures in 2004 as we increase our staff, purchase equipment and develop information systems for new treatment sites opened by licensees. We continue to invest in the infrastructure we believe we will need, both in management as well as systems and equipment, to develop, market and implement our business plan.

     Our future capital requirements will depend upon many factors, including progress with marketing our technologies, the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other proprietary rights, the necessity of, and time and costs involved in obtaining, regulatory approvals, competing technological and market developments, and our ability to establish collaborative arrangements, effective commercialization, marketing activities and other arrangements. We expect to continue to incur negative cash flows and net losses for at least the next twelve months. Based upon our current plans, we believe that our existing capital resources will be sufficient to meet our operating expenses and capital requirements until we achieve profitability. However, changes in our business strategy, technology development or marketing plans or other events affecting our operating plans and expenses may result in the expenditure of existing cash before that time. If this occurs, our ability to meet our cash obligations as they become due and payable will depend on our ability to sell securities, borrow funds or some combination thereof. We may not be successful in raising necessary funds on acceptable terms, or at all.

     We may seek to raise additional funding through public or private financing or through collaborative arrangements with strategic partners. We may also seek to raise additional capital through public or private placement of shares of preferred or common stock, in order to increase the amount of our cash reserves on hand.

Contractual Obligations and Commercial Commitments

     The following table sets forth a summary of our material contractual obligations and commercial commitments as of December 31, 2003:

		Less than			More than
Contractual Obligations	Total	1 year	1 - 3 years	3 - 5 years	5 years

Operating lease obligations (1)	$2,992,000	$392,000	$822,000	$874,000	$904,000
Lease build-out/furniture and equipment
commitments (2)	333,000	333,000	—	—	—

	$3,325,000	$725,000	$822,000	$874,000	$904,000

(1)	Operating lease commitment for our corporate office lease, including deferred rent liability, as more fully described in Note 9 to the financial statements included in this prospectus.
(2)	Commitments of approximately $333,000 in the first quarter 2004 for completion of lease build-out costs, computer hardware and software costs, telephone and communication systems, office furniture and other office equipment in connection with the relocation of our corporate offices to new lease space.

Off-Balance Sheet Arrangements

     As of March 31, 2004 we had no off-balance sheet arrangements.

Effects of Inflation

     Our most liquid assets are cash, cash equivalents and marketable securities. Because of their liquidity, these assets are not directly affected by inflation. Because we intend to retain and continue to use our equipment, furniture and fixtures and leasehold improvements, we believe that the incremental inflation related to replacement costs of such items will not materially affect our operations. However, the rate of inflation affects our expenses, such as those for employee compensation and contract services, which could increase our level of expenses and the rate at which we use our resources.

Critical Accounting Policies and Estimates

     The discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Generally accepted accounting principles require management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. We base our estimates on experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that may not be readily apparent from other sources. Our actual results may differ from those estimates.

     We consider our critical accounting policies to be those that involve significant uncertainties, require judgments or estimates that are more difficult for management to determine or that may produce materially different results when using different assumptions. We consider the following accounting policies to be critical:

  Revenue recognition

  We are a development stage company and have not recognized any significant revenues to date. Revenues in the future will be recognized based on contracts with our customers that will provide for payments of fees to us for licensing our technology and providing administrative services. We will need to determine revenues earned based on the terms of these contracts, which may require the use of estimates, including collectibility of accounts receivable. We recognize revenues based on fees that are fixed or determinable, and only upon delivery or completion of services rendered.

  Stock-based expense

  We account for the issuance of options and warrants for services from non-employees in accordance with SFAS 123, “Accounting for Stock-Based Compensation” by estimating the fair value of options and warrants issued using the Black-Scholes pricing model. This model’s calculations include the exercise price, the market price of shares on grant date, the weighted average information for risk-free interest, expected life of the option or warrant, expected volatility of the company’s stock and expected dividends. The amounts recorded in the financial statements for stock-based compensation expense could vary significantly if we were to use different assumptions.

  Impairment of intangible assets

  We have capitalized significant costs, and plan to capitalize additional costs, for acquiring patents and other intellectual property directly related to our products and services. We will need to evaluate our intangible assets for impairment on an ongoing basis by assessing the future recoverability of such capitalized costs based on estimates of our future revenues less estimated costs. Since we are a development stage company and have not recognized significant revenues to date, our estimates of future revenues may not be realized and the net realizable value of our capitalized costs of intellectual property may become impaired.

     Our critical accounting policies are more fully described in Note 2 to our audited financial statements for the year ended December 31, 2003 included in this prospectus.

Recent Accounting Pronouncements

     In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also to include more detailed disclosures with respect to guarantees. FIN 45 is effective for guarantees issued or modified after December 31, 2002 and requires the additional disclosures for interim or annual periods ended after December 15, 2002. The initial recognition and measurement provisions of FIN 45 did not have an effect on our financial position or results of operations.

     In December 2002, the FASB issued Statement of Financial Accounting Standards (“SFAS”) 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition to SFAS 123’s fair value method of accounting for stock-based employee compensation. It also amends and expands the disclosure provisions of APB 28, “Interim Financial Reporting,” to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS 148 does not require companies to account for employee stock options using the fair-value method, the disclosure provisions apply to all companies for fiscal years ending after December 15, 2002 regardless of whether they account for stock options in accordance with the intrinsic value method of APB 25. We have elected to use the intrinsic value method under APB 25 to account for stock options issued to employees and have incorporated the expanded disclosures under SFAS 148 into our Notes to Financial Statements.

     In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities.” The primary objectives of FIN 46 are to provide guidance on the identification and consolidation of variable interest entities. Variable interest entities are entities that are controlled by means other than voting rights. The guidance applies to variable interest entities created after January 31, 2003. In December 2003, the FASB revised FIN46, delaying the effective dates for certain entities and making other amendments to clarify application of the guidance. We have reviewed the provisions of FIN 46 and 46R and have determined that we have no variable interest entities; consequently, there was no impact on our financial statements.

     In June 2003, the FASB issued, SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 requires certain instruments, including mandatorily redeemable shares, to be classified as liabilities, not as part of stockholders’ equity or redeemable equity. For instruments that are entered into or modified after May 31, 2003, SFAS 150 is effective immediately upon entering the transaction or modifying terms. For other instruments covered by SFAS 150 that were entered into before June 1, 2003, Statement 150 is effective for the first interim period beginning after June 15, 2003. The implementation of SFAS 150 had no impact on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We invest our cash in short term commercial paper, certificates of deposit, money market accounts and marketable securities. We consider any liquid investment with an original maturity of three months or less when purchased to be cash equivalents. We classify investments with maturity dates greater than three months when purchased as marketable securities, which have readily determined fair values as available-for-sale securities. We adhere to an investment policy which requires that all investments be investment grade quality and no more than ten percent of our portfolio may be invested in any one security or with one institution. At December 31, 2003, our investment portfolio consisted of investments in highly liquid, high grade commercial paper, short-term variable rate securities and certificates of deposit. The weighted average interest rate of cash equivalents and marketable securities held at December 31, 2003 was 1.2%.

     Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities with shorter maturities may produce less income if interest rates fall. The market risk associated with our investments in debt securities is substantially mitigated by the frequent turnover of the portfolio.

MANAGEMENT

Directors and Executive Officers

     The following table sets forth certain information regarding our current directors and executive officers.

			Director
Name	Age	Position	Since

Terren S. Peizer	44	Director, Chairman of the Board of Directors and CEO	2003
Anthony M. LaMacchia	50	Director, Chief Operating Officer	2003
Chuck Timpe	57	Chief Financial Officer
James W. Elder	52	Senior Vice President - Marketing and Business Development
David E. Smith, M.D.	64	Senior Vice President - Medical Affairs, Chair of Clinical Advisory
		Board
Leslie F. Bell, Esq.	64	Director, Chair of Audit Committee, Member of Compensation	2003
		Committee
Hervé de Kergrohen, M.D.	46	Director, Chair of Nominations and Governance Committee, Member	2003
		of Audit Committee
Richard A. Anderson	34	Director, Member of Audit Committee	2003
Ivan M. Lieberburg, Ph.D., M.D.	54	Director, Chair of Compensation Committee, Chair of Scientific	2003
		Advisory Board, Member of Clinical Advisory Board
Marc G. Cummins	44	Director, Member of Nominations and Governance Committee	2004

     Terren S. Peizer served until October 2003 as Chief Executive Officer of Clearant, Inc., which he founded in April 1999 to develop and commercialize a universal pathogen inactivation technology, and remains Executive Chairman of its board of directors. From February 1997 to February 1999, Mr. Peizer served as President and Vice Chairman of Hollis-Eden Pharmaceuticals, Inc., a NasdaqNM listed company. In addition, from June 1999 through May 2003 he was a Director, and from June 1999 through December 2000 he was Chairman of the Board, of supercomputer designer and builder Cray Inc., a NasdaqNM company, and remains its largest beneficial stockholder. Mr. Peizer has been the largest beneficial stockholder and held various senior executive positions with several technology and biotech companies. In these capacities he has assisted the companies with assembling management teams, boards of directors and scientific advisory boards, formulating business and financial strategies, investor and public relations, and capital formation. From June 2000 to October 1, 2002, he was non-executive chairman of the board of Internet start-up company Brightcube, Inc., which filed chapter 7 bankruptcy on September 30, 2002. Mr. Peizer has a background in venture capital, investing, mergers and acquisitions, corporate finance, and previously held senior executive positions with the investment banking firms Goldman Sachs, First Boston and Drexel Burnham Lambert. He received his B.S.E. in Finance from The Wharton School of Finance and Commerce.

     Anthony M. LaMacchia is a senior healthcare executive who, prior to joining the company in July 2003, was the Business Development Principal of GME Solutions, a healthcare financial consulting company providing Medicare graduate medical education and kidney acquisition cost recovery services, since October 2002. From November 1999 to April 2002, he was President & Chief Executive Officer of Response Oncology, Inc., a diversified physician practice management company. He was recruited to this financially distressed company to direct a high-risk turnaround, and when continued market declines and debt covenant breaches compelled a bankruptcy filing, directed the company through all phases of the chapter 11 process, the sale of all assets and the closure of its facilities. In June 1999, Mr. LaMacchia left Salick Health Care, Inc., which developed and operated outpatient cancer and kidney treatment centers and a clinical research organization engaging in pharmaceutical and clinical treatment trials, as Executive Vice President & Chief Operating Officer, having started with the company as Director of Strategic Planning & Reimbursement in 1984. Previously, Mr. LaMacchia held positions of increasing responsibility with Blue Cross of California, Ernst & Young and Cedars-Sinai Medical Center. He is a Certified Public Accountant who received his B.S. in Business Administration, Accounting from California State University, Northridge.

     Chuck Timpe is a senior financial executive with over 30 years experience in the healthcare industry. Since March 1998 he has served as a Director and since June 2002 as Chairman of the Audit Committee for IPC-The Hospitalist Company, a $75 million physician specialty practice business. Prior to joining the company in June 2003, Mr. Timpe was Chief Financial Officer from its inception in February 1998 of Protocare, Inc., a clinical research and pharmaceutical outsourcing company which merged with Radiant Research, Inc. in March 2003, creating one of the country’s largest clinical research site management organizations. Previously, he was a principal in private healthcare management consulting firms he co-founded, Chief Financial Officer of National Pain Institute, Treasurer and Corporate Controller for American Medical International (now Tenet Healthcare Corp., an NYSE company), and a member of Arthur Andersen LLP’s healthcare practice, specializing in public company and hospital system audits. He was on the board of the not-for-profit Granada Hills Community Hospital from 1996 to October 2002, which filed chapter 11 bankruptcy on November 26, 2002, after Provident Healthcare West, LLC, a wholly-owned subsidiary of Provident Foundation, Inc., assumed control. Mr. Timpe received his B.S. from University of Missouri, School of Business and Public Administration, and is a Certified Public Accountant.

     James W. Elder has more than 25 years of experience in the healthcare industry, and in business development, marketing and sales of pharmaceuticals for the treatment of pain and substance abuse. From June 1978 to January 2000 and from June 2003 until joining Hythiam in September 2003, Mr. Elder held various positions at Mallinckrodt, Inc. related to marketing, business development and sales of pain management and addiction treatment products. As Business Director of Mallinckrodt’s Addiction Treatment business unit, he launched a series of methadone and naltrexone products, creating a business with over 60% share of the opioid addiction treatment market. At Mallinckrodt, he led ATForum.com, the premier healthcare professional education website for addictionologists concerned with treating addictions to opioids. From March 2002 to June 2003 Mr. Elder operated a consulting firm, assisting pharmaceutical companies with developing marketing and business plans. From January 2000 to March 2002 he was Senior Vice President of Marketing and Sales for DrugAbuse Sciences, Inc., a private specialty pharmaceutical company developing medications for the treatment of alcohol and drug abuse. While there, he launched AlcoholMD.com, a premier medical education website serving addiction-related healthcare professionals. Mr. Elder received a B.A. in Chemistry from University of Missouri-Columbia and an M.B.A. from Southern Illinois University.

     David E. Smith, M.D. has more than thirty-five years of experience in the treatment of addictive disease, the psychopharmacology of drugs, and research strategies in the management of drug abuse problems. Dr. Smith is President and Medical Director of Haight Ashbury Free Clinics, Inc. which he founded in 1967, and has been Medical Consultant, Professional Recovery Program at The Betty Ford Center since 1994, and Medical Director of the California State Alcohol and Drug Programs and of the California Collaborative Center for Substance Abuse Policy Research since 1998. He has held consultancies and other positions at numerous professional organizations, including Doping Control Officer for the Winter Olympics in Februrary 2002. Dr. Smith has authored over 300 scientific articles and has been named to a number of honors, including a Drug Abuse Treatment Award, National Association, State Alcohol and Drug Abuse Coordinators in 1984, Career Achievement Award, National Association of State Alcohol and Drug Abuse Directors in 1994, and Best Doctors in America, Pacific Region in 1996-97. He is a member of the Editorial Boards of numerous professional publications, has been Editor-in-Chief of AlcoholMD.com, a medical education and information website focusing on alcohol problems and alcoholism, since January 2000, and is Executive Editor of the Journal of Psychoactive Drugs which he founded in 1967. He was granted Fellow status by the American Society of Addiction Medicine (A.S.A.M.) in 1996, is past President of A.S.A.M. and the California Society of Addiction Medicine, and was named to the Council of Fellows of the California Association of Alcoholism and Drug Abuse Counselors in 1998. Dr. Smith received a B.S. in Zoology from University of California, Berkley and an M.S. in Pharmacology and his M.D. from University of California, San Francisco, where he has been an Associate Clinical Professor of Clinical Toxicology since 1967.

     Leslie F. Bell, Esq. has more than 35 years of experience in business and the practice of corporate and healthcare law. He has served as a Director and Senior Executive of Bentley Health Care, Inc., a developer and provider of outpatient, health care facilities and services since November 1997. Mr. Bell also serves as Co-Chairman and Co-Chief Executive Officer of Tractus Medical, Inc., a provider of patented relocatable ambulatory surgical center/operating rooms, which he co-founded in January 2002. From its inception in 1983 through several public offerings and until its sale in 1997 for approximately $480 million, he served as a Director, Executive Vice President and Chief Financial Officer and from 1996 to 1997 President of Salick Health Care, Inc. Mr. Bell has also served as a Director of YES Clothing Co. from 1990 to 1995. He was previously Deputy Attorney General of the State of California, and managing partner of the law firm Katz, Hoyt & Bell. Mr. Bell attended University of Illinois, received a J.D. (with honors) from University of Arizona College of Law, and is a member of the University of Arizona College of Law Board of Visitors and Dean’s Economic Council.

     Hervé de Kergrohen, M.D. since August 2002 has been a Partner with CDC Ixis Innovation in Paris, a European venture capital firm and advisor to several financial institutions including Lombard Odier Darier Hentsch & Cie, Geneva and Global Biomedical Partners, Zurich, and since January 2001 has been Chairman of BioData, an international healthcare conference in Geneva. He sits on several boards with U.S. and European private health care companies, including Kuros BioSurgery and Bioring SA in Switzerland since January 2003, Exonhit and Entomed in France since September 2002, and Clearant, Inc. since December 2001. From February 1999 to December 2001 he was Head Analyst for Darier Hentsch, Geneva and manager of its CHF 700 million health care fund. From February 1997 to February 1998 he was the Head Strategist for the international health care sector with UBS Brinson of Chicago, a Manager of CHF 700 billion for UBS AG, Zurich. Dr. de Kergrohen started his involvement with financial institutions in 1995 with Bellevue Asset Management in Zug, Switzerland, the fund manager of BB Biotech and BB Medtech, where he covered the healthcare services sector. He was previously Marketing Director with large U.S. pharmaceutical companies such as Sandoz USA and G.D. Searle, specialized in managed care. Dr. de Kergrohen received his M.D. from Université Louis Pasteur, Strasbourg, and holds an M.B.A. from Insead, Fontainebleau.

     Richard A. Anderson has more than a decade of experience in business development, strategic planning and financial management. He has been a Director and the Chief Financial Officer of Clearant, Inc. since November 1999, and served as Chief Financial Officer of Intellect Capital Group from October 1999 through December 2001. From October 2000 to October 2002, he served as a Director of Brightcube, Inc. From February through September 1999, he was an independent financial consultant. From August 1991 to January 1999, Mr. Anderson was with PriceWaterhouseCoopers, LLP, most recently a Director and founding member of PriceWaterhouseCoopers Los Angeles Office Transaction Support Group, where he was involved in operational and financial due diligence, valuations and structuring for high technology companies. He received a B.A. in Business Economics from University of California, Santa Barbara.

     Ivan M. Lieberburg, Ph.D., M.D. is currently Executive Vice President, Chief Scientific and Medical Officer at Elan Company, plc, a worldwide biopharmaceutical company listed on the NYSE, where he has held a number of positions over the last fifteen years, most recently Senior Vice President of Research. Dr. Lieberburg sits on the scientific advisory boards of Health Care Ventures, Flagship Ventures, NewcoGen, and the Keystone Symposium. Prior to joining Elan in 1987, he performed his postdoctoral research at The Rockefeller University and his medical residency and postdoctoral fellowship at University of California, San Francisco, where he is presently a Clinical Professor of Medicine, and held faculty positions at Albert Einstein School of Medicine and Mt. Sinai School of Medicine. Dr. Lieberburg has authored over 100 scientific publications, and has been named to a number of honors including Rockefeller University Fellow, Public Health Corps Scholar, National Research Service Award, Hartford Foundation Scholar and McKnight Fellow. He is board certified in internal medicine and endocrinology/metabolism. Dr. Lieberburg received an A.B. in biology from Cornell University, a Ph.D. in Neurobiology from The Rockefeller University and an M.D. from University of Miami School of Medicine.

     Marc G. Cummins is a Managing Partner of Catterton Partners, a private equity investor in consumer products and service companies with over $1 billion of assets under management. Prior to joining Catterton in 1988, Mr. Cummins spent fourteen years at Donaldson, Lufkin & Jenrette Securities Corporation where he was Managing Director of the Consumer Products and Specialty Distribution Group, and was also involved in leveraged buyouts, private equity and high yield financings. He currently serves on the boards of several private companies including Case Logic Inc., Floorgraphics Inc., Titan Outdoor, LLC and DoveBid, Inc. Mr. Cummins received a B.A. in Economics, magna cum laude, from Middlebury College, where he was honored as a Middlebury College Scholar and is a member of Phi Beta Kappa. He also received an M.B.A. in Finance with honors from The Wharton School at the University of Pennsylvania.

Executive Officers

     There are no family relationships among any of our directors, executive officers or key employees. We consider Terren S. Peizer, Anthony M. LaMacchia, Chuck Timpe, James Elder and David E. Smith, M.D. to be our executive officers.

Board of Directors

     Directors are elected by the stockholders on an annual basis and serve until their successors have been elected and qualified. All non-employee directors are eligible to receive grants of stock options under our 2003 Stock Option Plan. On September 29, 2003, we granted each non-employee director options to purchase the following number of shares of common stock at an exercise price of $2.50 per share, vesting 25% per year over four years from the date of the grant: 200,000 shares to Dr. Lieberburg, 120,000 shares to Mr. Anderson, 100,000 shares to Mr. Bell and Dr. Kergrohen, and 50,000 shares to former director Juan Jose Legarda.

     The board has determined that Messrs. Bell and Cummins and Drs. de Kergrohen and Lieberburg are independent and that Messrs. Peizer, LaMacchia and Anderson are not independent as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act. There are no family relationships among any of our directors, executive officers or key employees.

Audit Committee and Financial Experts

     The company’s board of directors has established a separately-designated standing audit committee, consisting of three directors. The members of the audit committee are Mr. Bell (Chairman), Dr. de Kergrohen and Mr. Anderson. The board has determined that membership on the audit committee by Mr. Anderson is in the best interests of the corporation and its stockholders, because he has significant experience in finance and accounting. The board of directors has determined that Dr. de Kergrohen and Messrs. Bell and Anderson meet the requirements of audit committee financial experts as that term is used in Item 401(h)(1)(i)(A) of Regulation S-K under the Exchange Act.

Codes of Ethics

     We have adopted a Code of Conduct and Ethics that applies to all company directors, officers and employees. We have also adopted a Code of Ethics for CEO and Senior Financial Officers that applies to our chief executive officer and senior financial officers, including our principal financial officer and principal accounting officer. Copies of these codes of ethics are attached as exhibits to our annual report.

Governance Guidelines and Committee Charters

     The company’s board of directors has established separately-designated standing compensation committee and nominating and corporate governance committee, each consisting of two independent directors.

     We have also adopted written governance guidelines for the board of directors and a written committee charter for each of our audit committee, compensation committee, and nominating and corporate governance committee.

EXECUTIVE COMPENSATION

     The following table sets forth certain annual and long-term compensation, for each of the last three fiscal years, paid to the company’s Chief Executive Officer and certain other officers. None of our officers earned compensation in excess of $100,000 during these years. We did not grant any restricted stock awards or stock appreciation rights during these years.

Summary Compensation Table

		Annual compensation			Long-term compensation

					Restricted	Securities
				Other annual	stock	underlying	All other
Name & Principal	Fiscal	Salary	Bonus	compensation	awards(s)	options	compensation
Position	year	($)	($)	($)	($)	(#)(1)	($)

Terren S. Peizer,	2003	$75,000	$—	$—	$—	1,000,000	—	(2)
Chairman & Chief Executive Officer	2002	—	—	—	—	—	—	(3)
	2001	—	—	—	—	—	—	(3)
Anthony LaMacchia,	2003	88,463	—	—	—	400,000	—	(4)
Chief Operating Officer	2002	—	—	—	—	—	—	(3)
	2001	—	—	—	—	—	—	(3)
Chuck Timpe,	2003	97,692	—	—	—	300,000	—	(5)
Chief Financial Officer	2002	—	—	—	—	—	—	(3)
	2001	—	—	—	—	—	—	(3)

___________
Notes to Summary Compensation Table:

(1)	Options granted pursuant to the 2003 Stock Incentive Plan on September 29, 2003. Options vest 20% per year over five years.
(2)	Mr. Peizer commenced receiving compensation from the company on September 29, 2003 at an annual salary of $325,000.
(3)	Was not employed by the company during this year.
(4)	Mr. LaMacchia was hired by Hythiam, Inc. as an employee on July 14, 2003 at an annual salary of $200,000 plus a guaranteed bonus of $50,000.
(5)	Mr. Timpe was hired by Hythiam, Inc. as an employee on June 26, 2003 at an annual salary of $200,000.

     The following table summarizes options granted in 2003 to the executive officers named in the Summary Compensation Table above:

Option Grants in Last Fiscal Year

					Potential realizable value at
					assumed annual rates of
					stock price appreciation for
	Individual grants				option term(1)

	Number of	Percent of
	securities	total options
	underlying	granted to	Exercise
	options granted	employees in	price	Expiration
	(#)(2)	fiscal year	($/Sh)	date	5% ($)	10% ($)

Terren S. Peizer	1,000,000	31.7%	$2.75	9/29/08	$440,704	$1,276,275
Anthony LaMacchia	400,000	12.7%	2.50	9/29/13	628,895	1,593,742
Chuck Timpe	300,000	9.5%	2.50	9/29/13	471,671	1,195,307

___________
Notes to Option Grants in Last Fiscal Year Table:

(1)	The amounts are based on the 5% and 10% annual rates of return prescribed by the Securities and Exchange Commission and are not intended to forecast future appreciation, if any, of the company’s common stock nor reflect actual gains, if any, realizable upon exercise.

(2)	Does not include options granted in the current fiscal year.

     The following table summarizes options exercised in 2003 by the named executive officers, and the value of the unexercised in-the-money options held by those executives, based on a $7.16 per share closing price on Amex at 2003 year-end:

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year-End Option Values

			Number of shares underlying		Value of unexercised in the
			unexercised options at fiscal year-end		money options at fiscal year-end
	Shares
	acquired on	Value	Exercisable	Unexercisable	Exercisable	Unexercisable
	exercise (#)	realized ($)	(#)	(#)(2)	($)	($)

Terren S. Peizer	—	$—	—	1,000,000	$—	$4,410,000
Anthony LaMacchia	—	—	—	400,000	—	1,864,000
Chuck Timpe	—	—	—	300,000	—	1,398,000

     The following table sets forth certain information as of December 31, 2003 with respect to our equity compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance, aggregated by (i) all compensation plans previously approved by our security holders, and (ii) all compensation plans not previously approved by our security holders.

Number of securities remaining
	Number of securities to	Weighted average	available for future issuance
	be issued upon exercise	exercise price of	under equity compensation
	of outstanding options,	outstanding options,	plans (excluding securities
Plan Category	warrants and rights	warrants and rights	referenced in the first column)

Equity compensation plans
approved by security holders	3,940,000	$2.56	1,060,000
Equity compensation plans not
approved by security holders	—	—	—

Total	3,940,000	$2.56	1,060,000

     On September 29, 2003, immediately following the merger, our board of directors adopted, and a majority of our stockholders approved, a 2003 Stock Incentive Plan, with 5,000,000 shares of common stock reserved for issuance thereunder. Options to purchase approximately 3,940,000 shares were outstanding as of December 31, 2003.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the shares of common stock beneficially owned or deemed to be beneficially owned as of December 31, 2003 by: (i) each person known to the Company to be the beneficial owner of more than 5% of the common stock of the Company, (ii) each director of the Company, (iii) each executive officer named in the Summary Compensation Table set forth in the Executive Compensation section, and (iv) all directors and officers as a group:

Name(1)	Common stock beneficially owned(2)	Percent of class(3)

Terren S. Peizer(4)	13,740,000	55.8%
Juan José Legarda(5)	835,916	3.4%
Anthony LaMacchia	—	—
Chuck Timpe	—	—
Leslie F. Bell	—	—
Hervé de Kergrohen	—	—
Richard Anderson	—	—
Ivan M. Lieberburg	—	—

All directors and executive officers as a group (8 persons)	14,575,916	59.2%

___________
Notes to Beneficial Ownership Table:

(1)	The mailing address of all individuals listed is c/o Hythiam, Inc., 11150 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025.
(2)	The number of shares beneficially owned includes shares of common stock in which a person has sole or shared voting power and/or sole or shared investment power. Except as noted below, each person named reportedly has sole voting and investment powers with respect to the common stock beneficially owned by that person, subject to applicable community property and similar laws.

(3)	On December 31, 2003, there were 24,606,885 shares of common stock outstanding. Common stock not outstanding but which underlies options and rights (including warrants) vested as of or vesting within 60 days after December 31, 2003 is deemed to be outstanding for the purpose of computing the percentage of the common stock beneficially owned by each named person (and the directors and executive officers as a group), but is not deemed to be outstanding for any other purpose.

(4)	Shares are held of record by Reserva, LLC, which is owned and controlled by Mr. Peizer.
(5)	Shares are held of record by Tratamientos Avanzados de la Adicción S.L., which is owned and controlled by Dr. Legarda.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Our predecessor Hythiam, Inc. obtained the rights to exploit our patent pending alcohol and cocaine addiction treatment procedures pursuant to a Technology Purchase and License Agreement, as amended, entered into with a company now known as Tratamientos Avanzados de la Adicción S.L, a Spanish corporation, on March 12, 2003. Under the agreement, we agreed to grant 835,916 shares of common stock, as well as options to acquire up to 531,518 additional shares at $2.50 per share, and to pay continuing royalties of 3% of gross sales of the licensed procedures. Dr. Juan José Legarda, who is a former director and serves as a member of our our scientific advisory board and clinical advisory board, is the principal of Tratamientos Avanzados de la Adicción S.L.

     Our predecessor Hythiam, Inc. obtained the rights to exploit our patented opiate treatment procedures at a foreclosure sale conducted by Reserva, LLC, a California limited liability company, in exchange for $313,196 in cash and an agreement to issue 360,000 shares of common stock to a company now known as Xino Corporation under certain terms and conditions. Terren S. Peizer, who serves as our chairman of the board of directors and chief executive officer, is the sole principal of Reserva, LLC.

INDEMNIFICATION UNDER OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     The Certificate of Incorporation of our company provides that no director will be personally liable to the company or its stockholders for monetary damages for breach of a fiduciary duty as a director, except to the extent such exemption or limitation of liability is not permitted under the Delaware General Corporation Law (“GCL”). The effect of this provision in the Certificate of Incorporation is to eliminate the rights of the company and its stockholders, either directly or through stockholders’ derivative suits brought on behalf of the company, to recover monetary damages from a director for breach of the fiduciary duty of care as a director except in those instances described under the Delaware GCL. In addition, we have adopted provisions in our Bylaws and entered into indemnification agreements that require the company to indemnify its directors, officers, and certain other representatives of the company against expenses and certain other liabilities arising out of their conduct on behalf of the company to the maximum extent and under all circumstances permitted by law.

     Indemnification may not apply in certain circumstances to actions arising under the federal securities laws. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed a registration statement on Form S-1 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to Hythiam and the common stock offered by this prospectus, we refer you to the registration statement, exhibits and schedules.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. In accordance with the Exchange Act, we file reports, proxy statements, and other information wit the Securities and Exchange Commission. Anyone may inspect a copy of the registration statement without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; Northeast Regional Office, 233 Broadway, New York, New York 10279; Southeast Regional Office, 801 Brickell Avenue, Suite 1800, Miami, Florida; Midwest Regional Office, 175 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604; Central Regional Office, 1801 California Street, Suite 1500, Denver, Colorado 80202; and Pacific Regional Office, 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

PART I - FINANCIAL INFORMATION

INDEX TO FINANCIAL STATEMENTS

Page

Three Months Ended March 31, 2004
Balance Sheets as of March 31, 2004 (unaudited) and December 31, 2003	F-2
Statements of Operations (unaudited) for the Three Months Ended March 31, 2004 and the Period from February 13, 2003	F-3
(Inception) through March 31, 2004
Statement of Stockholders’ Equity for the Period from February 13, 2003 (Inception) through March 31, 2004 (unaudited for	F-4
the Three Months Ended March 31, 2004)
Statements of Cash Flows (unaudited) for the Three Months Ended March 31, 2004 and the Period from February 13, 2003	F-5
(Inception) through March 31, 2004
Notes to Financial Statements	F-6

Year Ended December 31, 2003
Report of Independent Registered Public Accounting Firm	F-9
Balance Sheet as of December 31, 2003	F-10
Statement of Operations for the Period from February 13, 2003 (Inception) through December 31, 2003	F-11
Statement of Stockholders’ Equity for the Period from February 13, 2003 (Inception) through December 31, 2003	F-12
Statement of Cash Flows for the Period from February 13, 2003 (Inception) through December 31, 2003	F-13
Notes to Financial Statements	F-14

HYTHIAM, INC.
(a Development Stage Company)
BALANCE SHEETS

(Dollars in thousands, except share data)	March 31,	December 31,
	2004	2003

ASSETS	(Unaudited)

Current assets
Cash and cash equivalents	$1,670	$3,444
Marketable securities	12,231	13,196
Receivables	413	455
Prepaids and other current assets	397	249

Total current assets	14,711	17,344
Long-term assets
Property and equipment, net	2,321	1,981
Intellectual property, net	2,751	2,772
Deposits and other assets	352	483

	$20,135	$22,580

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable	$874	$1,259
Accrued compensation and benefits	586	318
Other accrued liabilities	534	451

Total current liabilities	1,994	2,028

Long-term liabilities
Deferred rent liability	71	64
Commitments and contingencies

Stockholders' equity
Preferred stock, $.0001 par value; 50,000,000 shares authorized; no shares issued
and outstanding	—	—
Common stock, $.0001 par value; 200,000,000 shares authorized; 24,615,000 and
24,607,000 issued and outstanding, respectively	3	3
Additional paid-in-capital	24,707	24,113
Deficit accumulated during the development stage	(6,640)	(3,628)

Total stockholders' equity	18,070	20,488

	$20,135	$22,580

See accompanying notes to financial statements.

HYTHIAM, INC.
(a Development Stage Company)
STATEMENTS OF OPERATIONS

(Unaudited)

		Period From
		February 13,
	Three	2003
	Months	(Inception)
	Ended	through
	March 31,	March 31,
(In thousands, except per share amounts)	2004	2004

Revenues	$67	$142
Operating Expenses
General and administrative
Salaries and benefits	1,288	2,905
Other expenses, including $568 and $913,
respectively, related to stock-based expense	1,686	3,614
Depreciation and amortization	143	218

Total operating expenses	3,117	6,737

Loss from operations	(3,050)	(6,595)
Interest income	40	81

Loss before provision for income taxes	(3,010)	(6,514)
Provision for income taxes	2	2

Net loss	$(3,012)	$(6,516)

Basic and diluted loss per share	$(0.12)

See accompanying notes to financial statements.

Note: Corresponding comparative information for the period ended March 31, 2003 is not included because it was immaterial for the prior period and would provide no useful information to the investor since business activity had not yet commenced.

     HYTHIAM, INC.
(a Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
For the Period from February 13, 2003 (Inception) through March 31, 2004
(Unaudited for the Three Months Ended March 31, 2004)

						Deficit
(In thousands)	Preferred Stock		Common Stock			Accumulated
					Additional	During
					Paid-in-	Development
	Shares	Amount	Shares	Amount	Capital	Stage	Total

Common stock issued at inception	—	$—	13,740	$—	$1	$—	$1
Common stock issued in merger
transaction	—	—	1,120	1	(1)	—	—
Preferrred stock and warrants
issued for cash	1,876	2	—	—	4,688	—	4,690
Beneficial conversion feature of
preferred stock	—	—	—	—	124	(124)	—
Common stock issued in private
placement offering, net of expenses	—	—	7,035	7	16,647	—	16,654
Conversion of preferred stock to
common stock	(1,876)	(2)	1,876	2	—	—	—
Par value change from $0.001
to $0.0001	—	—	—	(8)	8	—	—
Common stock and options issued
for intellectual property acquired	—	—	836	1	2,280	—	2,281
Stock options and warrants issued for
outside services	—	—	—	—	366	—	366
Net loss	—	—	—	—	—	(3,504)	(3,504)

Balance at December 31, 2003	—	—	24,607	3	24,113	(3,628)	20,488
Common stock, options and warrants
issued for outside services	—	—	8	—	65	—	65
Stock-based compensation	—	—	—	—	529	—	529
Net loss	—	—	—	—	—	(3,012)	(3,012)

Balance at March 31, 2004	—	$—	24,615	$3	$24,707	$(6,640)	$18,070

See accompanying notes to financial statements.

Note: Corresponding comparative information for the period ended March 31, 2003 is not included because it was immaterial for the prior period and would provide no useful information to the investor since business activity had not yet commenced.

HYTHIAM, INC.
(a Development Stage Company)
STATEMENTS OF CASH FLOWS
(Unaudited)

		Period From
		February 13,
		2003
	Three Months	(Inception)
	Ended	through
(In thousands)	March 31, 2004	March 31, 2004

Operating activities
Net loss	$(3,012)	$(6,516)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	143	218
Deferred rent liability	7	71
Stock-based expense	568	913
Changes in current assets and liabilities:
Decrease (increase) in receivables	42	(413)
Increase in prepaids and other current assets	(122)	(350)
(Decrease) increase in accounts payable	(385)	874
Increase in accrued compensation and benefits	268	586
Increase in accrued liabilities	83	534

Net cash used in operating activities	(2,408)	(4,083)

Investing activities
Purchases of marketable securities	(6,535)	(24,775)
Proceeds from sales and maturities of marketable securities	7,500	12,544
Purchases of property and equipment	(309)	(2,451)
Cash deposited as collateral for letter of credit	—	(350)
Cost of intellectual property	(22)	(560)

Net cash provided by (used in) investing activities	634	(15,592)

Financing activities
Net proceeds from the sale of common and preferred stock and warrants	—	21,345

Net cash provided by financing activities	—	21,345

Net (decrease) increase in cash and cash equivalents	(1,774)	1,670
Cash and cash equivalents at beginning of period	3,444	—

Cash and cash equivalents at end of period	$1,670	$1,670

Supplemental disclosure of non-cash activity
Common stock and options issued for intellectual property	$—	$2,281
Common stock and warrants issued to consultants	65	204
Common stock and warrants issued as commissions on private placement	—	265

See accompanying notes to financial statements.

Hythiam, Inc.
Notes to Financial Statements
(Unaudited)

Note 1. Basis of Presentation

        The accompanying unaudited interim condensed financial statements for Hythiam, Inc. (“Hythiam” or the “Company”), a development stage company, have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and do not include all information and notes required for complete financial statements.  In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included.   Interim results are not necessarily indicative of the results that may be expected for the entire fiscal year. The accompanying financial information should be read in conjunction with the financial statements and the notes thereto in the Company’s most recent Annual Report on Form 10-K. The December 31, 2003 balance sheet has been derived from the audited financial statements on Form 10-K. All share data has been restated to reflect stock splits.

        The Company is considered a development stage company since revenues earned to date from operations have not been significant.

Note 2. Basic and Diluted Loss per Share

        In accordance with SFAS 128, “Computation of Earnings Per Share,” basic earnings (loss) per share is computed by dividing the net earnings (loss) available to common stockholders for the period by the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per share is computed by dividing the net earnings (loss) for the period by the weighted average number of common and dilutive common equivalent shares outstanding during the period.

        Common equivalent shares, consisting of 5,817,000 of incremental common shares as of March 31, 2004, issuable upon the exercise of stock options and warrants have been excluded from the diluted earnings per share calculation because their effect is anti-dilutive.

        A summary of the net loss and shares used to compute net loss per share is as follows:

Three Months
Ended
March 31, 2004

Net loss	$(3,012,000)

Basic and diluted loss per share	$(0.12)

Weighted average common shares used to compute basic net loss per share	24,613,000
Effect of dilutive securities	—

Weighted average common shares used to compute diluted net loss per share	24,613,000

Note 3. Stock Options

        Under the 2003 Stock Incentive Plan, the Company has granted options to employees and directors as well as to non-employees for outside consulting services.

        The Company accounts for the issuance of employee stock options using the intrinsic value method under Accounting Principles Board Opinion No. (“APB”) 25, “Accounting for Stock Issued to Employees.” During the quarter ended March 31, 2004 the Company did not recognize any compensation costs for options granted to employees as the exercise price equaled the fair value of the Company’s common stock on the date of grant. Had the Company determined compensation cost based on the fair value at the grant date for its employee stock options under SFAS No. 123, “Accounting for Stock-Based Compensation”, the pro forma effect on net loss and net loss per share would have been as follows:

Three Months
Ended March 31,
2004

Net loss:
As reported	$(3,012,000)
Less: Stock based compensation expense determined under fair value method	(82,000)

Pro forma net loss	$(3,094,000)

Net loss per share:
As reported – basic	$(0.12)
Pro forma – basic	$(0.13)

As reported – diluted	$(0.12)
Pro forma – diluted	$(0.13)

The estimated fair value of options granted to employees in the first quarter was $4.29 per share calculated using the Black-Scholes pricing model with the following assumptions:

Expected volatility	61%
Weighted average risk-free interest rate	3.84%
Expected lives	10 years
Expected dividend yield	0%

        Activity under the 2003 Stock Incentive Plan during the three months ended March 31, 2004 is as follows:

		Weighted
		Average Exercise
	Shares	Price

Balance, December 31, 2003	3,940,000	$2.56
Granted	643,000	5.86
Exercised	—	—
Less:Cancelled	(150,000)	(2.50)

Balance, March 31, 2004	4,433,000	$3.04

        Included in the balance outstanding as of March 31, 2004 are options for 520,000 shares granted to consultants and directors providing consulting services. These options vest over periods ranging from three to four years and are being charged to expense as services are provided using the variable accounting method. During the three months ended March 31, 2004, stock-based expense relating to such stock options amounted to $265,000. These options have an estimated fair value of approximately $2,428,000 as of March 31, 2004, using the Black-Scholes pricing model.  75,000 of such options were granted to consultants during the quarter ended March 31, 2004.

Note 4. Warrants

        The Company accounts for the issuance of warrants for services from non-employees in accordance with SFAS 123, by estimating the fair value of warrants issued using the Black-Scholes pricing model.  This model’s calculations include the warrant exercise price, the market price of shares on grant date, the weighted average information for risk-free interest, expected life of warrant, expected volatility of the Company’s stock and expected dividends.

        If warrants issued as compensation to non-employees for services are fully vested and non-forfeitable at the time of issuance, the estimated value is recorded in equity and expensed when the services are performed and benefit is received as provided by Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force No. (“EITF”) 96-18.  If warrants are issued for consideration in an acquisition of assets, the value of the warrants are recorded in equity at the time of issuance and included in the purchase price to be allocated.

        During the three months ended March 31, 2004, warrants to purchase 150,000 shares of common stock at $7.00 per share were issued to a management advisor for investor relations services. These warrants vest monthly over a 12-month period and expire five years from date of issue. The warrants have an estimated value of approximately $417,000 using the Black-Scholes pricing model. Warrant activity for the three months ended March 31, 2004 is summarized as follows:

		Weighted
		Average
		Remaining	Weighted
		Contractual	Average
	Shares	Life (yrs)	Exercise Price

Warrants outstanding, December 31, 2003	1,234,000	5.7	$2.54
Issued	150,000	5.0	$7.00

Warrants outstanding, March 31, 2004	1,384,000	5.4	$3.02

        During the three months ended March 31, 2004, stock-based expense relating to warrants amounted to $263,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Hythiam, Inc.
Los Angeles, California

        We have audited the accompanying balance sheet of Hythiam, Inc. (a Development Stage Company) as of December 31, 2003 and the related statements of operations, stockholders’ equity and cash flows for the period from February 13, 2003 (inception) to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hythiam, Inc. (a Development Stage Company) at December 31, 2003 and the results of its operations and its cash flows for the period from February 13, 2003 (inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO SEIDMAN, LLP

Los Angeles, California
March 24, 2004

HYTHIAM, INC.
(a Development Stage Company)
BALANCE SHEET
As of December 31, 2003

(Dollars in thousands, except per share data)
ASSETS

Current assets
Cash and cash equivalents	$3,444
Marketable securities	13,196
Receivables	455
Prepaids and other current assets	249

Total current assets	17,344
Long-term assets
Property and equipment, net	1,981
Intellectual property, net	2,772
Deposits and other assets	483

$22,580

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable	$1,259
Accrued compensation and benefits	318
Other accrued liabilities	451

Total current liabilities	2,028

Long-term liabilities
Deferred rent liability	64
Commitments and contingencies

Stockholders' equity
Preferred stock, $.0001 par value; 50,000,000 shares authorized, no shares issued and outstanding	—
Common stock, $.0001 par value; 200,000,000 shares authorized, and 24,607,000 issued and
outstanding	3
Additional paid-in capital	24,113
Deficit accumulated during the development stage	(3,628)

Total stockholders' equity	20,488

$22,580

See accompanying notes to financial statements

HYTHIAM, INC.
(a Development Stage Company)
STATEMENT OF OPERATIONS
For the period from February 13, 2003 (Inception) through December 31, 2003

(In thousands except per share amounts)
Revenues	$75
Operating expenses
General and administrative
Salaries and benefits	1,617
Other expenses, including $337 related to stock-based payments	1,928
Depreciation and amortization	75

Total operating expenses	3,620

Loss from operations	(3,545)
Interest income	41

Loss before provision for income taxes	(3,504)
Provision for income taxes	—

Net loss	$(3,504)

Basic and diluted loss per share	$(0.21)

See accompanying notes to financial statements

HYTHIAM, INC.
(a Development Stage Company)
STATEMENT OF STOCKHOLDERS’ EQUITY
For the period from February 13, 2003 (Inception) through December 31, 2003

(In thousands)

	Preferred stock		Common stock		Additional paid-in-	Deficit accumulated during development
	Shares	Amount	Shares	Amount	capital	stage	Total

Common stock issued at inception	—	$—	13,740	$—	$1	$—	$1
Common stock issued in merger transaction	—	—	1,120	1	(1)	—	—
Preferred stock and warrants issued for cash	1,876	2	—	—	4,688	—	4,690
Beneficial conversion feature of preferred stock	—	—	—	—	124	(124)	—
Common stock issued in private placement offering, net of expenses	—	—	7,035	7	16,647	—	16,654
Conversion of preferred stock to common stock	(1,876)	(2)	1,876	2	—	—	—
Par value change from $0.001 to $0.0001	—	—	—	(8)	8	—	—
Common stock and options issued for intellectual property acquired	—	—	836	1	2,280	—	2,281
Stock options and warrants issued for outside services	—	—	—	—	366	—	366
Net loss	—	—	—	—	—	(3,504)	(3,504)

Balance at December 31, 2003	—	$—	24,607	$3	$24,113	$(3,628)	$20,488

See accompanying notes to financial statements

HYTHIAM, INC.
(a Development Stage Company)
STATEMENT OF CASH FLOWS
Period from February 13, 2003 (Inception) through December 31, 2003

(In thousands)
Operating activities
Net loss	$(3,504)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	75
Deferred rent liability	64
Stock-based expense	337
Changes in current assets and liabilities:
Increase in receivables	(455)
Increase in prepaids and other current assets	(220)
Increase in accounts payable	1,259
Increase in accrued compensation and benefits	318
Increase in accrued liabilities	451

Net cash used in operating activities	(1,675)

Investing activities
Purchases of marketable securities	(18,240)
Proceeds from sales and maturities of marketable securities	5,044
Purchase of property and equipment	(2,009)
Cash deposited as collateral for letter of credit	(350)
Deposits made on equipment	(133)
Cost of intellectual property	(538)

Net cash used in investing activities	(16,226)

Financing activities
Net proceeds from the sale of common and preferred stock and warrants	21,345

Net cash provided by financing activities	21,345

Net increase in cash and cash equivalents	3,444

Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$3,444

Supplemental disclosure of non-cash activity
Common stock and options issued for intellectual property	$2,281
Common stock and warrants issued to consultants	139
Common stock and warrants issued as commissions on private placement	265

See accompanying notes to financial statements

HYTHIAM, INC.
Notes to Financial Statements

Note 1. Basis of Presentation

        Hythiam, Inc. (“Hythiam NY”), a development stage company, was formed and incorporated in New York on February 13, 2003, by Reserva, LLC, a non operating company wholly owned by the company’s chief executive officer.  The company was formed to research, develop, license and commercialize innovative technology to improve the treatment of alcoholism and drug addiction. The registrant, which was formerly known as Alaska Freightways, Inc. (“Alaska”), was incorporated in the state of Nevada on June 1, 2000, and previously provided transportation and freight brokerage services in the state of Alaska.

        On September 29, 2003, Hythiam NY merged with and into Hythiam Acquisition Corp., a wholly-owned subsidiary of Alaska formed for the purpose of effectuating the merger, by the exchange of all of Hythiam NY’s outstanding common stock for an equal number of restricted shares of Alaska’s common stock. The stockholders of Alaska immediately prior to the merger owned approximately 4.5% of the outstanding shares upon completion of the merger. Alaska then reincorporated in Delaware on that same date by merging with and into Hythiam, Inc., a Delaware corporation (“Hythiam DE”). On October 14, 2003, Hythiam Acquisition Corp. changed its name to Hythiam, Inc., and on October 16, 2003 merged with and into Hythiam DE. Following these merger, reincorporation and consolidation transactions, the registrant, Hythiam DE, is now the sole surviving entity. The Company is considered a development stage company since revenues earned to date from planned operations have not been significant.

        Immediately prior to the merger described above, Alaska sold all of its assets and liabilities to certain of its stockholders in exchange for cancellation of 3,010,000 of its 3,568,033 then outstanding shares, and the remaining outstanding 558,033 shares were forward split 2.007-to-one into 1,119,969 shares, effective September 29, 2003. As a result, at the time of the merger, the registrant had substantially no operating assets, liabilities or operations.

        Because Hythiam NY was the sole operating company at the time of the merger with Alaska, the merger was accounted for as a reverse acquisition, with Hythiam NY deemed the acquirer for accounting purposes. As a result, references to “Hythiam,” the “Company,” “we” and “us,” and the discussion and analysis of financial condition and results of operations set forth in this report, are based upon the financial condition and operations of Hythiam NY prior to the merger and of the newly-constituted registrant, Hythiam DE, following the merger.

Note 2. Summary of Significant Accounting Policies

Cash Equivalents and Marketable Securities

        The Company invests available cash in short-term commercial paper, certificates of deposit and high grade short-term variable rate securities. Liquid investments with an original maturity of three months or less when purchased are considered to be cash equivalents.

        Investments with maturity dates greater than three months when purchased which have readily determined fair values are classified as available-for-sale investments and reflected in current assets as marketable securities at fair market value. At December 31, 2003, the Company’s marketable securities consisted of the following investments with the following maturities:

	Original Cost	Unrealized Gains and Losses	Fair Market Value	Less than 1 Year	1–5 Years	5-10 Years	More than 10 Years

Short-term variable rate taxable municipal securities	$8,955,000	$—	$8,955,000	$—	$—	$—	$8,955,000
Short-term variable rate auction preferred securities	4,000,000	—	4,000,000	4,000,000	—	—	—
Certificates of deposit	241,000	—	241,000	241,000	—	—	—

	$13,196,000	$—	$13,196,000	$4,241,000	—	—	$8,955,000

        Gross proceeds from sales of available-for-sale securities were $5,044,000, with no gains or losses realized, using the specific identification cost basis method. There were no transfers of securities from the available-for-sale category into the trading category.

Fair Value of Financial Instruments and Concentration of Credit Risk

        The carrying amounts reported in the balance sheet for cash, cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. At December 31, 2003, all of the Company’s cash equivalents and marketable securities were invested in highly liquid, high grade commercial paper, short-term variable rate securities and certificates of deposit. At December 31, 2003, all cash equivalents and marketable securities were recorded at fair market value and no single investment represented more than 7.5% of the investment portfolio.

Property and Equipment

        Property and equipment are stated at cost, less accumulated depreciation. Additions and improvements to property and equipment are capitalized at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from two to seven years for furniture and equipment. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the related lease term, principally seven years.

Intellectual Property and Other Intangibles

        Intellectual property consists primarily of certain technology, patents pending, know-how and related intangible assets with respect to treatment protocols for addictions to alcohol, cocaine and other addictive stimulants.  These assets are stated at cost and are being amortized on a straight-line basis over the remaining life of the respective patents, which range from thirteen to seventeen years.

Impairment of Long-Lived Assets

        In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), long-lived assets such as property, equipment and intangibles subject to amortization are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable.

Revenue Recognition

        The Company’s revenues are derived from licensing its technology and providing administrative services to hospitals, treatment facilities and other healthcare providers.  These fees are recognized after licensing fees are earned, the services are performed and collectibility is reasonably assured. The licensing fees relate the use of the Company’s proprietary treatment protocols for each patient completing treatment. Under the existing contract at December 31, 2003, administrative services consists of education services (initial training in the use of the protocols) and data reports (principally pre-registration information, clinical screening data and patient satisfaction reports completed prior to or at the completion of treatment). The technology license, education services and data reports represent multiple service arrangements under the contract, as all of the fees for licensing and provision of services are included in one fee determined on a per patient basis. The per-patient fees have not been allocated to each of the multiple service elements, since substantially all of the licensing fees and other service elements are earned at the time of completion of patient treatment, and revenues are recognized only upon completion of patient treatment.

Income Taxes

        The Company accounts for income taxes pursuant to SFAS 109, “Accounting for Income Taxes,” which uses the liability method to calculate deferred income taxes.  To date, the Company has not recorded any income tax liability due to its losses.  Also, no income tax benefit has been recorded due to the uncertainty of its realization.

Basic and Diluted Loss Per Share

        In accordance with SFAS No. 128, “Computation of Earnings Per Share,” basic earnings (loss) per share is computed by dividing the net earnings (loss) available to common stockholders for the period by the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per share is computed by dividing the net earnings (loss) for the period by the weighted average number of common and dilutive common equivalent shares outstanding during the period.

        Common equivalent shares, consisting of approximately 5,174,000 incremental common shares issuable upon the exercise of stock options and warrants have been excluded from the diluted earnings per share calculation because their effect is anti-dilutive.

        A summary of the net loss and shares used to compute net loss per share is as follows:

Period from February 13, 2003 (Inception) through December 31, 2003

Net loss	$(3,504,000)
Less: Beneficial conversion feature of preferred stock	(124,000)

Net loss available to common stockholders	$(3,628,000)

Basic and diluted loss per share	$(0.21)

Weighted average common shares used to compute basic net loss per share	16,888,000
Effect of dilutive securities	—

Weighted average common shares used to compute diluted net loss per share	16,888,000

        All share and per share data have been restated to reflect a stock split of 100 to 1 declared on July 1, 2003.

Stock Options and Warrants

        The Company accounts for the issuance of employee stock options using the intrinsic value method under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). During the period from February 13, 2003 (inception) through December 31, 2003 the Company did not recognize any compensation costs for options granted to employees as the exercise price equaled the fair value of the Company’s common stock on the date of grant.

        Had the Company determined compensation cost based on the fair value at the grant date for its employee stock options under SFAS No. 123, the pro forma effect on net loss and net loss per share would have been as follows:

Net loss:

As reported	$(3,504,000)
Less: Stock based compensation expense determined under fair value based method	(73,000)

Pro forma net loss	(3,577,000)
Less: Beneficial conversion feature of preferred stock	(124,000)

Net loss available to common stockholders	$(3,701,000)

Net loss per share:

As reported – basic	$(0.21)
Pro forma – basic	$(0.22)
As reported – diluted	$(0.21)
Pro forma – diluted	$(0.22)

The estimated fair value of options granted on September 29, 2003 was $0.83 per share calculated using the Black-Scholes pricing model with the following assumptions:

Expected volatility	0%
Risk-free interest rate	4.09%
Expected lives	10 years
Expected dividend yield	0%

        The volatility was assumed to be zero, since all options were granted prior to the date the Company’s stock was first publicly traded.

        The Company accounts for the issuance of warrants for services from non-employees in accordance with SFAS 123, “Accounting for Stock-Based Compensation”, by estimating the fair value of warrants issued using the Black-Scholes pricing model.  This model’s calculations include the warrant exercise price, the market price of shares on grant date, the weighted average information for risk-free interest, expected life of warrant, expected volatility of the Company’s stock and expected dividends.

        If warrants issued as compensation to non-employees for services are fully vested and non-forfeitable at the time of issuance, the estimated value is recorded in equity and expensed when the services are performed and benefit is received as provided by Financial Accounting Standards Board Emerging Issues Task Force No. 96-18 (“EITF 96-18”).  If warrants are issued for consideration in an acquisition of assets, the value of the warrants are recorded in equity at the time of issuance and included in the purchase price to be allocated.

Accounting Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of expenses.  Actual results could differ from those estimates.

Recent Accounting Pronouncements

        In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also to include more detailed disclosures with respect to guarantees. FIN 45 is effective for guarantees issued or modified after December 31, 2002 and requires the additional disclosures for interim or annual periods ended after December 15, 2002. The initial recognition and measurement provisions of FIN 45 did not have an effect on the Company’s financial position or results of operations.

        In December 2002, the FASB issued Statement of Financial Accounting Standards (“SFAS”) 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”.  SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition to SFAS 123‘s fair value method of accounting for stock-based employee compensation.  It also amends and expands the disclosure provisions of APB 28, “Interim Financial Reporting,” to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements.  While SFAS 148 does not require companies to account for employee stock options using the fair-value method, the disclosure provisions apply to all companies for fiscal years ending after December 15, 2002 regardless of whether they account for stock options in accordance with the intrinsic value method of APB 25.  The Company has elected to use the intrinsic value method under APB 25 to account for stock options issued to employees and has incorporated the expanded disclosures under SFAS 148 into these Notes to Financial Statements.

        In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities (“FIN 46”).  The primary objectives of FIN 46 are to provide guidance on the identification and consolidation of variable interest entities.  Variable interest entities are entities that are controlled by means other than voting rights.  The guidance applies to variable interest entities created after January 31, 2003.  The Company holds no interest in variable interest entities.

        In June 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.  SFAS 150 requires certain instruments, including mandatorily redeemable shares, to be classified as liabilities, not as part of stockholders’ equity or redeemable equity.  For instruments that are entered into or modified after May 31, 2003, SFAS 150 is effective immediately upon entering the transaction or modifying terms. For other instruments covered by SFAS 150 that were entered into before June 1, 2003, Statement 150 is effective for the first interim period beginning after June 15, 2003.  The implementation of SFAS 150 had no impact on the Company’s financial position or results of operations.

Note 3. Acquisition of Intellectual Property

        In March 2003, the Company entered into a Technology Purchase and License Agreement (the “Technology Agreement”) with Tratamientos Avanzados de la Adicción S.L., a Spanish corporation (“Seller”) owned and controlled by Juan José Legarda, a member of the Company’s board of directors, to acquire, on an exclusive basis, all of the rights, title and interest to use and or sell the products and services and license the intellectual property owned by Seller with respect to a method for the treatment of alcohol and cocaine dependence on a worldwide basis except in Spain (as amended in September 2003).  The Company has granted Seller a security interest in the intellectual property to secure the payments and performance obligations under the Technology Agreement.  As consideration for the intellectual property acquired, the Company issued to Seller approximately 836,000 shares of its common stock on the date of the merger at a fair market value of $2.50 per share, plus stock options to purchase approximately 532,000 shares of the Company’s common stock at an exercise price of $2.50 per share, valued at approximately $191,000 using the Black-Scholes pricing model.  Options for 160,000 shares are exercisable at any time through September 29, 2008, and the remaining options for 372,000 shares become exercisable equally over five years and expire ten years from date of grant.

        In addition to the purchase price for the above intellectual property, Hythiam agreed to pay a royalty fee to Seller equal to three percent (3%) of gross revenues from the alcohol and cocaine detoxification processes using the acquired intellectual property for so long as the Company (or any licensee) uses the acquired intellectual property.  These fees are reflected in expense as revenues are recognized.

        Under the Technology Agreement, the Company is obligated to allocate each year a minimum of 50% of the funds it expends on sales, marketing, research and development on such activities relating to the use of the intellectual property acquired.  If the Company does not expend at least the requisite percentage on such activities, the Seller has the right to have the intellectual property revert to the Seller. The Company may terminate Seller’s reversion rights by making an additional payment of an amount which, taken together with previously paid royalties and additional payments, would aggregate $1,000,000. In 2003 the Company met its obligations with respect to this requirement.

        The total cost of the assets acquired, plus additional costs incurred by the Company related to filing patents on such assets have been reflected in long-term assets as intellectual property.  Amortization is being recorded on a straight-line basis over the remaining 17.5 year life of the pending patents, commencing July 1, 2003.

        In August 2003, the Company acquired a patent for a treatment method for opiate addiction at a foreclosure sale held by Reserva, LLC, a company owned and controlled by Terren S. Peizer, the Company’s majority shareholder, Chief Executive Officer and Chairman of the board of directors, through a foreclosure sale in satisfaction of debt owed to Reserva by a medical technology development company. The Company paid approximately $314,000 in cash and agreed to issue 360,000 shares of its common stock to the technology development company at a future date conditional upon the occurrence of certain events, including the registration of the Company’s shares to be issued and a full release of claims by all of the technology development company’s creditors.  The total cash consideration, which equaled Reserva’s basis, is reflected in other assets as intellectual property and is being amortized over the remaining 13 year life of the patent commencing September 1, 2003. The value of the stock, if and when issued, will be accounted for as additional cost of the intellectual property at the time of issuance.

        Amortization expense for intellectual property was $47,000 for the period ended December 31, 2003, and is estimated to be $169,000 for each of the next five years.

Note 4. Receivables

        Receivables consisted of the following as of December 31, 2003:

License fees receivable	$16,000
Payroll tax refunds	110,000
Tenant improvement allowance (1)	301,000
Other receivables	42,000

469,000
Less-allowance for doubtful accounts	(14,000)

$455,000

    (1)        Amounts receivable from landlord upon completion of lease build-out of new office space

Note 5. Property and Equipment

        Property and equipment consisted of the following as of December 31, 2003:

Leasehold improvements	$1,080,000
Furniture and equipment	918,000

1,998,000
Less-accumulated depreciation	(17,000)

$1,981,000

        Depreciation expense was $28,000 for the period ended December 31, 2003.

Note 6. Income Taxes

        As of December 31, 2003, the Company had net federal operating loss carry forwards and net state operating loss carry forwards of approximately $3,009,000 and $1,805,000, respectively. The net federal operating loss carry forwards expire in 2023 and net state operating loss carry forwards expire in 2014.

        The primary components of temporary differences which give rise to the Company’s net deferred tax are as follows:

Deferred tax asset
Net operating losses	$1,182,000
Temporary differences	59,000
Valuation allowance	(1,241,000)

$-

        The difference between the effective tax rate and that computed under the federal statutory rate is as follows:

Federal statutory rate	(34%)
State taxes	( 9%)
Stock-based expense	4%
Other	3%
Change in valuation allowance	36%

-%

Note 7. Equity Financing

        On September 29, 2003, the Company completed a private placement offering (the “Offering”) for a total of $21,927,500 in proceeds from private investors.  The Company raised $4,690,000 of these proceeds during the period July through September 2003 in a bridge financing through the issuance of 1,876,000 shares of convertible preferred stock at a price of $2.50 per share, plus warrants for 385,200 shares of common stock at an exercise price of $2.50 per share.  The remaining proceeds from the Offering were raised through the issuance of 6,895,000 restricted shares of the Company’s common stock at a price of $2.50 per share.  The preferred stock was converted into restricted shares of common stock on a one-to-one basis upon the completion of the Offering.  The warrants have a fair market value using the Black-Scholes pricing model of $124,000, which has been reflected as a beneficial conversion feature in the financial statements. The warrants expire from three to five years after issuance.

        In connection with the Offering, the Company paid commissions to registered broker-dealers aggregating approximately $342,000 in cash, issued 100,000 shares of common stock valued at $2.50 per share and issued approximately 209,000 warrants for the purchase of common stock at exercise prices of $2.50 to $3.00 per share. The Company also paid approximately $70,000 in cash, issued 40,000 shares of common stock valued at $2.50 per share and issued approximately 28,000 warrants for the purchase of common stock at a price of $2.50 per share to financial consultants for services rendered in connection with the Offering and the merger. The warrants expire from three to four years from date of issue and have a combined fair market value of approximately $26,000 using the Black-Scholes pricing model.

Note 8. Stock, Stock Options and Warrants

Common Stock

        On July 2, 2003, the Company effected a stock split of 100 to 1, thereby increasing its shares then outstanding from 137,400 to 13,740,000.  On September 29, 2003, in connection with the merger, the Company reincorporated in Delaware and issued newly authorized common stock to all stockholders. The accompanying financial statements and loss per share have been adjusted retroactively to reflect the stock split.

Preferred Stock

        In July 2003, 15,000,000 shares of preferred stock, $.001 par value, were authorized. During the Company’s third quarter, 2003, the Company issued 1,876,000 preferred shares in connection with the Offering. Upon completion of the Offering, all of the outstanding preferred shares were exchanged for common shares on a one-to-one basis. On September 29, 2003, the Company reincorporated in Delaware and increased the authorized number of preferred shares to 50,000,000, $.0001 par value.

Stock Options

        On September 29, 2003, the board of directors and a majority of outstanding shares approved the 2003 Stock Incentive Plan. Under the plan, 5,000,000 shares of common stock were reserved for issuance to employees, officers, directors and consultants of the Company and provides for the issuance of incentive and nonqualified options. The board of directors determines the terms of stock option agreements, including vesting requirements. The exercise price of incentive stock options must be no less than the fair market value on the date of grant. The options expire not later than ten years from the date of grant.

        On September 29, 2003, the Company granted options for 4,000,000 shares to employees, officers, directors and consultants, at exercise prices ranging from $2.50 to $2.75 per share and with vesting over periods from three to five years from the date of grant. Stock option activity under the 2003 Stock Incentive Plan is as follows:

	Shares	Weighted Average Exercise Price

Granted	4,000,000	$2.56
Exercised	—	—
Cancelled	(60,000)	(2.50)

Balance, December 31, 2003	3,940,000	$2.56

        The weighted average remaining contractual life and weighted average exercise price of options outstanding as of December 31, 2003 were as follows:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price

$ 2.50 to $ 2.75	3,940,000	8.1 years	$2.56	25,000	$2.50

        Included in the above amounts are options for 445,000 shares granted to consultants and directors providing consulting services. The options vest over periods from three to four years and are being charged to expense as services are provided using the variable accounting method. The options have an estimated fair value of approximately $2,447,000 as of December 31, 2003, using the Black-Scholes pricing model.

Warrants

        In addition to the warrants discussed in Note 7, on September 29, 2003, the Company issued an immediately-exercisable, five-year warrant to purchase 80,000 shares of common stock at $2.50 per share, to a management advisor for investment relation services to be performed over a one-year period. The warrant has an estimated value of approximately $29,000 using the Black-Scholes pricing model.

        Warrants and non-plan options outstanding as of December 31, 2003 are summarized as follows:

Description	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price

Options issued for intellectual property	532,000	8.2 years	$2.50
Warrants issued to preferred stockholders	385,000	4.0 years	2.50
Warrants issued in connection with equity offering	237,000	3.1 years	2.68
Warrants issued for future services	80,000	4.8 years	2.50

	1,234,000	5.7 years	$2.54

Note 9. Commitments and Contingencies

Lease Commitments

        The Company incurred rent expense of approximately $82,000 for the period from February 13, 2003 through December 31, 2003. On July 30, 2003, the Company entered into a month-to-month office lease agreement for its corporate offices in Los Angeles, California for approximately $14,000 per month. In September 2003, the Company signed a new office lease agreement for its corporate offices with the same landlord at an initial lease cost of approximately $33,000 per month, with increases scheduled annually over the lease term.  The term of the lease is seven years beginning on the lease commencement date, December 15, 2003, with a right to extend the lease for an additional five years.  Rent expense is calculated using the straight-line method based on the total minimum lease payments over the initial term of the lease. Rent expense exceeding actual rent payments is accounted for as a deferred rent liability in the balance sheet. As a condition to signing the lease, the Company secured a $350,000 letter of credit for the landlord as a form of security deposit.  The letter of credit is collateralized by a certificate of deposit in the amount of $350,000.

        Future minimum lease payments on the non-cancelable lease are as follows:

Period ending December 31,	Base Rental Payments

2004	$392,000
2005	405,000
2006	417,000
2007	431,000
2008	443,000
Thereafter	904,000

Total	$2,992,000

        In addition to the above lease obligations, at December 31, 2003 the Company had undertaken commitments of approximately $333,000 for completion of lease build-out costs (net of tenant improvement allowances provided by the landlord), computer hardware and software costs, telephone and communication systems, office furniture and other office equipment in connection with the relocation of the corporate offices to the new lease space.

Legal Proceedings

        The Company is subject to claims and lawsuits in its normal course of business. As of December 31, 2003, the Company was not involved in any legal proceeding that would have a material adverse effect on the business, financial condition or operating results.

Note 10. Interim Financial Information (Unaudited)

        Summarized quarterly supplemental financial information is as follows:

	Quarter Ended
	March 31	June 30	September 30	December 31	Total 2003
	(In thousands, except per share)
Net revenues	$ —	$—	$ 44	$ 31	$ 75
Operating loss	—	(201)	(844)	(2,500)	(3,545)
Net loss	—	(201)	(841)	(2,462)	(3,504)
Basic and diluted loss per share	—	(0.02)	(0.06)	(0.13)	(0.21)

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The Selling Shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

TABLE OF CONTENTS

Page

Prospectus Summary	1
Risk Factors	3
Risks Related to Our Business	3
Risks Related to Our Intellectual
Property	6
Risks Related to Our Industry	8
Risks Related to Our Common Stock	11
Cautionary Statement Concerning
Forward-Looking Information	13
Use of Proceeds	13
Dividend Policy	13
Selling Shareholders	14
Plan of Distribution	26
Description of Capital Stock	27
Legal Matters	28
Business	28
Property	39
Legal Proceedings	39
Market for Our Securities	39
Selected Financial Data	41
Management’s Discussion and Analysis of
Financial Condition and Results of
Operations	42
Quantitative and Qualitative Disclosures
About Market Risk	47
Management	47
Executive Compensation	50
Security Ownership of Certain Beneficial
Owners and Management	53
Certain Relationships and Related
Transactions	54
Indemnification Under Our Certificate of
Incorporation and Bylaws	54
Where You Can Find Additional Information	54
Index to Financial Statements	F-1

Until __________, 2004, all dealers effecting transactions in the common stock offered hereby, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

10,967,528 Shares Common Stock ______________ PROSPECTUS ______________ Hythiam, Inc. __________________, 2004

PART II

Information Not Required in Prospectus
Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various costs and expenses payable by the registrant in connection with the sale of the common stock being registered. Any broker-dealer discounts and commissions will be payable by the Selling Shareholders. Except for the SEC registration fee, all the amounts shown are estimates.

SEC Registration Fee	$10,617
Legal fees and expenses	100,000
Accounting fees and expenses	50,000
Printing and related expenses	25,000
Miscellaneous	14,383

Total	$200,000

Item 14. Indemnification of Officers and Directors

Under Section 145 of the Delaware General Corporation Law, the registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The registrant’s articles of incorporation and by-laws provide that the registrant shall indemnify its officers and directors to the fullest extent not prohibited by law.

Item 15. Recent Sales of Unregistered Securities

On September 29, 2003, in connection with the merger with Hythiam, Inc., a New York corporation (“Hythiam NY”), the registrant issued 23,486,916 shares of its common stock to Hythiam NY’s stockholders in a one-for-one exchange for all of the outstanding shares of common stock of Hythiam NY. No commissions were paid in connection with the issuance of the foregoing shares, which were issued without registration pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

Prior to the merger, Hythiam NY completed a private placement of its shares, which were offered and sold to accredited investors at $2.50 per share, resulting in proceeds to Hythiam NY (net of placement agent fees of $342,000 and offering expenses of $241,000) of $21.3 million.

In connection with the private placement, the registrant issued warrants to purchase 385,200 shares of its common stock to purchasers of preferred stock that was converted into common stock immediately prior to the merger, and warrants to purchase 208,890 shares of its common stock to placement agents. Hythiam NY also issued 140,000 shares of its common stock and warrants to purchase 108,200 shares of its common stock to consultants and financial advisors. With the exception of warrants to purchase 86,800 shares of common stock at an exercise price of $3.00 per share, the exercise price of all warrants was $2.50 per share.

In January 2004, the registrant issued to consultants and financial advisors 8,322 shares of its common stock and warrants to purchase 150,000 of common stock at an exercise price of $7.00 per share. The foregoing securities were issued without registration pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

On May 17, 2004 the registrant issued 360,000 shares in the name of Xino Corporation in connection with the acquisition of certain intellectual property as described under the section titled “Certain Relationships and Related Transactions” on page 54. Such shares have been pledged and are being held to secure Xino’s remaining obligations to the registrant and may not be released or sold until such obligations are satisfied. The foregoing securities were issued without registration pursuant to the exemption afforded by Section 4(2) of the Securities Act of 1933.

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Item 16. Exhibits and Financial Statement Schedules
(a) Exhibits

Exhibit No.	Description

2.1	Asset Purchase Agreement among Alaska Freightways, Inc., Donald E. Nelson, Richard L. Strahl and Brady L. Strahl, dated September 29, 2003(1)
2.2	Agreement and Plan of Merger among Alaska Freightways, Inc., Hythiam Acquisition Corporation, Hythiam, Inc., a New York corporation, and certain Stockholders, dated September 29, 2003(1)
2.3	Agreement and Plan of Merger between Alaska Freightways, Inc. and Hythiam, Inc., a Delaware corporation, dated September 29, 2003(1)
3.1	Articles of Incorporation(1)
3.2	Bylaws(1)
4.1	Specimen of Common Stock Certificate(2)
4.2	Form of Warrant(2)
4.3	Form of Registration Rights Agreement(5)
5.1	Opinion of Greenberg Traurig, LLP(2)
10.1	2003 Stock Option Plan(1)
10.2	Technology Purchase and Royalty Agreement with Tratamientos Avanzados de la Adiccion S.L., as amended(5)
10.3	Agreement with Little Company of Mary – San Pedro Hospital(3)(5)
10.4	Agreement with Lake Chelan Community Hospital of Washington(3)
23.1	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1 hereto)(2)
23.2	Consent of BDO Seidman, LLP(4)
23.3	Consent of BDO Seidman, LLP(5)
23.4	Consent of BDO Seidman, LLP(6)
23.5	Consent of BDO Seidman, LLP

___________
(1)   Previously filed exhibit of the same number to the Current Report on Form 8-K filed September 30, 2003, and incorporated herein by reference.

(2)   Previously filed exhibit of the same number to the registration statement on Form S-1 filed January 30, 2004, and incorporated by reference herein.

(3)   Portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment thereof.

(4)    Previously filed exhibit of the same number to the amended registration statement on Form S-1/A filed March 31, 2004, and incorporated herein by reference.

(5)    Previously filed exhibit of the same number to the amended registration statement on Form S-1/A filed May 19, 2004, and incorporated herein by reference.

(6)    Previously filed exhibit of the same number to the amended registration statement on Form S-1/A filed June 9, 2004, and incorporated herein by reference.

(b)   Financial Statement Schedules

Not applicable.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

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(2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)   The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such financial information.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 23rd day of June, 2004.

HYTHIAM, INC. By: /s/ TERREN S. PEIZER Terren S. Peizer Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Terren S. Peizer and Chuck Timpe, or any one of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

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Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title(s)	Date
/s/ TERREN S. PEIZER Terren S. Peizer	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	June 23 , 2004

/s/ CHUCK TIMPE Chuck Timpe	Chief Financial Officer (Principal Financial and Accounting Officer)	June 23 , 2004

/s/ ANTHONY M. LAMACCHIA Anthony M. LaMacchia	Director and Chief Operating Officer	June 23 , 2004

/s/ LESLIE F. BELL Leslie F. Bell	Director	June 23 , 2004

/s/ HERVE DE KERGROHEN Herve de Kergrohen	Director	June 23 , 2004

/s/ RICHARD A. ANDERSON Richard A. Anderson	Director	June 23 , 2004

/s/ IVAN M. LIEBERBURG Ivan M. Lieberburg	Director	June 23 , 2004

/s/ JUAN JOSE LEGARDA Juan Jose Legarda	Director	June 23 , 2004

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EXHIBIT INDEX

Exhibit No.	Description

2.1	Asset Purchase Agreement among Alaska Freightways, Inc., Donald E. Nelson, Richard L. Strahl and Brady L. Strahl, dated September 29, 2003(1)
2.2	Agreement and Plan of Merger among Alaska Freightways, Inc., Hythiam Acquisition Corporation, Hythiam, Inc., a New York corporation, and certain Stockholders, dated September 29, 2003(1)
2.3	Agreement and Plan of Merger between Alaska Freightways, Inc. and Hythiam, Inc., a Delaware corporation, dated September 29, 2003(1)
3.1	Articles of Incorporation(1)
3.2	Bylaws(1)
4.1	Specimen of Common Stock Certificate(2)
4.2	Form of Warrant(2)
4.3	Form of Registration Rights Agreement(5)
5.1	Opinion of Greenberg Traurig, LLP(2)
10.1	2003 Stock Option Plan(1)
10.2	Technology Purchase and Royalty Agreement with Tratamientos Avanzados de la Adiccion S.L., as amended(5)
10.3	Agreement with Little Company of Mary – San Pedro Hospital(3)(5)
10.4	Agreement with Lake Chelan Community Hospital of Washington(3)
23.1	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1 hereto)(2)
23.2	Consent of BDO Seidman, LLP(4)
23.3	Consent of BDO Seidman, LLP(5)
23.4	Consent of BDO Seidman, LLP(6)
23.5	Consent of BDO Seidman, LLP

___________
(1)   Previously filed exhibit of the same number to the Current Report on Form 8-K filed September 30, 2003, and incorporated herein by reference.

(2)    Previously filed exhibit of the same number to the registration statement on Form S-1 filed January 30, 2004, and incorporated herein by reference.

(3)   Portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment thereof.

(4)    Previously filed exhibit of the same number to the amended registration statement on Form S-1/A filed March 31, 2004, and incorporated herein by reference.

(5)    Previously filed exhibit of the same number to the amended registration statement on Form S-1/A filed May 19, 2004, and incorporated herein by reference.

(6)    Previously filed exhibit of the same number to the amended registration statement on Form S-1/A filed June 9, 2004, and incorporated herein by reference.